Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 For The Period


             Beginning January 1, 2004 and Ending December 31, 2004
                       ---------------            -----------------

                                     TO THE

                    U. S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                         SOUTHERN COMPANY SERVICES, INC.
                        (Exact Name of Reporting Company)


                           SUBSIDIARY SERVICE COMPANY
                           ("Mutual" or "Subsidiary")


                      Date of Incorporation April 21, 1949
                                            --------------
                   If not Incorporated, Date of Organization


 State or Sovereign Power Under Which Incorporated or Organized State of Alabama


          Location of Principal Executive Offices of Reporting Company
                                          241 Ralph McGill Blvd., NE
                                          Atlanta, Georgia 30308-3374

 Name, title, and address of officer to whom correspondence concerning this report should be addressed:


                       Senior Vice                 241 Ralph McGill Blvd., NE
    W. Dean Hudson     President, Comptroller      Atlanta, Georgia  30308-3374
                       and Chief
                       Financial Officer


 Name of Principal Holding Company Whose Subsidiaries are served by Reporting
 Company:


                              THE SOUTHERN COMPANY




                      INSTRUCTIONS FOR USE OF FORM U-13-60


     1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

     2. Number of Copies.--Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

     3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

     4. Report Format.--Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

     5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

     6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

     7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

     8.  Definitions.--Definitions contained in Instruction 01-8 to the Uniform
         System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended
         February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

     9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.

    10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility
         Holding Company Act of 1935.

    11. Annual Statement of Compensation for Use of Capital Billed.--The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.



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                                                                                                        2

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
      ---------------------------------------------

                                                                              Schedule or                Page
      Description of Schedules and Accounts                                  Account Number             Number
      -------------------------------------                                  --------------             ------

         COMPARATIVE BALANCE SHEET                                             Schedule I               4
         -------------------------

            SERVICE COMPANY PROPERTY                                           Schedule II              5

            ACCUMULATED PROVISION FOR DEPRECIATION
               AND AMORTIZATION OF SERVICE COMPANY
                    PROPERTY                                                   Schedule III             6

            INVESTMENTS                                                        Schedule IV              7

            ACCOUNTS RECEIVABLE FROM ASSOCIATE
               COMPANIES                                                       Schedule V               8

            FUEL STOCK EXPENSES UNDISTRIBUTED                                  Schedule VI              9

            STORES EXPENSE UNDISTRIBUTED                                       Schedule VII             10

            MISCELLANEOUS CURRENT AND ACCRUED
               ASSETS                                                          Schedule VIII            11

            MISCELLANEOUS DEFERRED DEBITS                                      Schedule IX              12

            RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES                                                    Schedule X               13

            PROPRIETARY CAPITAL                                                Schedule XI              14

            LONG-TERM DEBT                                                     Schedule XII             15

            CURRENT AND ACCRUED LIABILITIES                                    Schedule XIII            16

            NOTES TO FINANCIAL STATEMENTS                                      Schedule XIV             17

         COMPARATIVE INCOME STATEMENT                                          Schedule XV              18
         ----------------------------

            ANALYSIS OF BILLING - ASSOCIATE
              COMPANIES                                                        Account 457              19

            ANALYSIS OF BILLING - NONASSOCIATE
               COMPANIES                                                       Account 458              20

            ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
               AND NONASSOCIATE COMPANIES                                      Schedule XVI             21
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                                                                                                          3
      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS  (Continued)
      ---------------------------------------------

                                                                              Schedule or                Page
      Description of Schedules and Accounts                                  Account Number             Number
      -------------------------------------                                  --------------             ------
            SCHEDULE OF EXPENSE BY DEPARTMENT OR
               SERVICE FUNCTION                                                Schedule XVII            22

            DEPARTMENTAL ANALYSIS OF SALARIES                                  Account 920              23

            OUTSIDE SERVICES EMPLOYED                                          Account 923              24

            EMPLOYEE PENSIONS AND BENEFITS                                     Account 926              25

            GENERAL ADVERTISING EXPENSES                                       Account 930.1            26

            MISCELLANEOUS GENERAL EXPENSES                                     Account 930.2            27

            RENTS                                                              Account 931              28

            TAXES OTHER THAN INCOME TAXES                                      Account 408              29

            DONATIONS                                                          Account 426.1            30

            OTHER DEDUCTIONS                                                   Account 426.5            31

            NOTES TO STATEMENT OF INCOME                                       Schedule XVIII           32

            ORGANIZATION CHART                                                                          33
            ------------------

            METHODS OF ALLOCATION                                                                       34
            ---------------------

            ANNUAL STATEMENT OF COMPENSATION FOR USE
            ----------------------------------------

               OF CAPITAL BILLED                                                                        35
               -----------------

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                                                                                                        4
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                --------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                     --------------------------------------

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                       ASSETS AND OTHER DEBITS                             AS OF DECEMBER 31
-------                       -----------------------                             -----------------
                                                                                  CURRENT      PRIOR
                                                                                  -------      -----
           SERVICE COMPANY PROPERTY
           ------------------------
    101        Service company property (Schedule II)                          279,725      248,281
    107        Construction work in progress (Schedule II)                       3,976          241
                                                                              --------      -------
                  Total Property                                               283,701      248,522
                                                                               -------      -------
    108        Less accumulated provision for depreciation
                  and amortization of service company
                  property (Schedule III)                                      153,118      130,780
                                                                               -------      -------
                      Net Service Company Property                             130,583      117,742
                                                                               -------      -------

           INVESTMENTS
           -----------

    123        Investments in associate companies (Schedule IV)                      -            -
    124        Other investments (Schedule IV)                                  11,331        8,849
                                                                              --------     --------
                  Total Investments                                             11,331        8,849
                                                                              --------     --------

           CURRENT AND ACCRUED ASSETS
           --------------------------

    131        Cash                                                                100        3,379
    134        Special deposits                                                  2,744            -
    135        Working funds                                                         -            -
    136        Temporary cash investments (Schedule IV)                         20,875        1,500
    141        Notes receivable                                                      -            -
    143        Accounts receivable                                              71,619      109,434
    146        Accounts receivable from associate
                  companies (Schedule V)                                       310,548      260,195
    152        Fuel stock expenses undistributed (Schedule VI)                       -            -
    154        Materials and supplies                                            1,907        1,192
    163        Stores expense undistributed (Schedule VII)                           -            -
    165        Prepayments                                                      67,499       65,184
    174        Miscellaneous current and accrued assets (Schedule VIII)          8,061        1,037
                                                                               -------      -------
                      Total Current and Accrued Assets                         483,353      441,921
                                                                               -------      -------

           DEFERRED DEBITS
           ---------------

    181        Unamortized debt expense                                            159          191
    184        Clearing accounts                                                 1,158          344
    186        Miscellaneous deferred debits (Schedule IX)                      36,923       34,010
    188        Research, development, or demonstration
                  expenditures (Schedule X)                                          -            -
    190        Accumulated deferred income taxes                                13,852       10,661
                                                                              --------     --------
                      Total Deferred Debits                                     52,092       45,206
                                                                              --------     --------

                      TOTAL ASSETS AND OTHER DEBITS                            677,359      613,718
                                                                              ========     ========
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                                                                                                                   4A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                               ---------------------------------

                             (Thousands of Dollars)

               SCHEDULE I - COMPARATIVE BALANCE SHEET (Continued)
               --------------------------------------------------

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL                         AS OF DECEMBER 31
--------              -----------------------------------                        ------------------
                                                                                  CURRENT      PRIOR
                                                                                  ------------------

           PROPRIETARY CAPITAL
           -------------------

    201        Common stock issued (Schedule XI)                                         725          725
    211        Miscellaneous paid-in-capital (Schedule XI)                           (25,575)     (19,650)
    215        Appropriated retained earnings (Schedule XI)                                -            -
    216        Unappropriated retained earnings
                  (Schedule XI)                                                            -            -
                                                                                    --------     --------
                      Total Proprietary Capital                                      (24,850)     (18,925)
                                                                                    --------     --------

           LONG-TERM DEBT
           --------------

    223        Advances from associate companies (Schedule XII)                            -            -
    224        Other long-term debt (Schedule XII)                                    54,568       51,041
    225        Unamortized premium on long-term debt                                       -            -
    226        Unamortized discount on long-term debt-debit                                -            -
                                                                                    --------     --------
                      Total Long-Term Debt                                            54,568       51,041
                                                                                    --------     --------

           CURRENT AND ACCRUED LIABILITIES
           -------------------------------

    231        Notes payable                                                           8,466        8,031
    232        Accounts payable                                                      149,734      161,973
    233        Notes payable to associated companies
                  (Schedule XIII)                                                          -            -
    234        Accounts payable to associate companies
                  (Schedule XIII)                                                     67,843       61,986
    236        Taxes accrued                                                          15,267          657
    237        Interest accrued                                                          536          136
    238        Dividends declared                                                          -            -
    241        Tax collections payable                                                16,323        1,213
    242        Miscellaneous current and accrued
                  liabilities (Schedule XIII)                                        166,714      162,477
                                                                                    --------      -------
                      Total Current and Accrued Liabilities                          424,883      396,473
                                                                                    --------      -------

           DEFERRED CREDITS
           ----------------

    253        Other deferred credits                                                222,758      185,129
    255        Accumulated deferred investment tax credits                                 -            -
                                                                                     -------      -------
                      Total Deferred Credits                                         222,758      185,129
                                                                                     -------      -------


    282    ACCUMULATED DEFERRED INCOME TAXES                                              -             -
           ---------------------------------                                         -------     --------

                      TOTAL LIABILITIES AND PROPRIETARY
                        CAPITAL                                                      677,359      613,718
                                                                                     =======      =======
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                                                                                                        5

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                                   SCHEDULE II
                                   -----------

                            SERVICE COMPANY PROPERTY
                            ------------------------

                                 BALANCE AT                                                           BALANCE AT
                                 BEGINNING                        RETIREMENTS        OTHER 1/          CLOSE OF
       DESCRIPTION                 OF YEAR        ADDITIONS         OR SALES          CHANGES            YEAR
      -----------                ----------      ---------        -----------        -------          ----------


SERVICE COMPANY PROPERTY
------------------------

Account

301     ORGANIZATION                      -               -                -              -                  -
303     MISCELLANEOUS
        INTANGIBLE PLANT                  -               -                -              -                  -
304     LAND & LAND RIGHTS                -               -                -              -                  -
305     STRUCTURES AND
        IMPROVEMENTS                  2,210               -                -              -              2,210
306     LEASEHOLD
        IMPROVEMENTS                 17,368             740              (18)             -             18,090
307     EQUIPMENT 2/                 68,785           3,933           (4,391)         5,346             73,673
                  -
307     GATX CAPITAL LEASES 2/       18,180          13,636                -           (666)            31,150
                            -
307     MISC. CAPITAL LEASES 2/       5,500           1,902                -              -              7,402
                             -
308     OFFICE FURNITURE
        AND EQUIPMENT 2/             22,281           1,859             (417)           (55)            23,668
                      -
309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT 2/                    873              39              (60)            87                939
                  -
310     AIRCRAFT AND
        AIRPORT EQUIPMENT 2/         55,410          10,288             (189)             -             65,509
                          -
311     OTHER SERVICE COMPANY
        PROPERTY 2/ 3/               57,674           1,744           (1,057)        (1,277)            57,084
                 -  -              --------       ---------        ---------        --------       -----------

          SUB-TOTAL                 248,281          34,141           (6,132)         3,435            279,725
                                   --------       ---------        ---------        -------        -----------

107     CONSTRUCTION WORK
        IN PROGRESS 4/                  241           7,205                -         (3,470)             3,976
                    -             ---------       ---------        ---------        -------       ------------

          TOTAL                     248,522          41,346           (6,132)           (35)           283,701
                                  =========       =========        =========        ========      ============


1/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
-

Cost adjustment for GIMS CWIP Project transferred to Capital and several Accrual
Reversals for (5,346).

( ) Denotes red figure

                             (Continued on Page 5A)
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                                                                                                                5A
                              SCHEDULE II-CONTINUED

                             (Thousands of Dollars)


2/      SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF
-       EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                    BALANCE AT
                                                                                                     CLOSE OF
SEC/CLASS       SUBACCOUNT DESCRIPTION                                 ADDITIONS                        YEAR
---------       ----------------------                                 ---------                    -----------

307/02          Research & Laboratory Equip.                                    217                      10,433
307/04          Personal Computer Equip.                                      2,910                      54,015
307/05          Mainframe Computer Equipment                                    196                       4,149
307/11          Telephone Systems                                               610                       4,051
307/12          Telecommunications Equip.                                       -                         1,025
307/101         GATX Capital Leases                                          13,636                      31,150
307/102         Misc. Capital Leases                                          1,902                       7,402
308/01          Furniture & Fixtures                                            488                      13,583
308/09           Data Handling Equipment
                  & Miscellaneous                                             1,371                      10,085
309/08          Autos, Trucks & Trailers                                         39                         939
310/07          Aircraft                                                     10,288                      65,509
311/10          Software                                                      1,744                      55,413
311/13          Coal Pilot Scale Combustion
                  Facility                                                        -                       1,671
                                                                         ----------                   ---------

                              TOTAL                                          33,401                     259,425
                                                                         ==========                   =========


3/      DESCRIBE OTHER SERVICE COMPANY PROPERTY:
-

       1. Purchased computer software and software licenses. 2. Pulverized coal pilot scale combustion facility.

4/     DESCRIBE CONSTRUCTION WORK IN PROGRESS:
-

       Construction Work in Progress ending balance of $3,976 is for development of various (hardware/software) projects such as Dispatch Tool, SHIPS upgrade, E-Sys. Software, etc., projects.
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                                                                                                                6

                                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                ------------------------------

                                For the Year Ended December 31, 2004
                                                   -----------------
                                        (Thousands of Dollars)

                                                SCHEDULE III
                                                -----------

                                ACCUMULATED PROVISION FOR DEPRECIATION AND
                                AMORTIZATION OF SERVICE COMPANY PROPERTY
                                ----------------------------------------

                                                   ADDITIONS                            OTHER
                                  BALANCE AT        CHARGED                             CHARGES        BALANCE AT
                                  BEGINNING           TO           RETIREMENTS           ADD  (1)       CLOSE OF
      DESCRIPTION                  OF YEAR         ACCT #403         OR SALES (2)       (DEDUCT)          YEAR
      -----------                 ---------        ---------       --------------       --------       ------------

Account
-------

301     ORGANIZATION                      -               -               -                -                  -

303     MISCELLANEOUS
        INTANGIBLE PLANT                  -               -               -                -                  -

304     LAND & LAND RIGHTS                -               -               -                -                  -

305     STRUCTURES AND
        IMPROVEMENTS                  1,568              89               -                -              1,657

306     LEASEHOLD
        IMPROVEMENTS                  8,750           1,405              (4)               -             10,151

307     EQUIPMENT                    54,190           6,473          (3,739)               -             56,924

307     GATX CAPITAL LEASES           4,403               -               -            6,169             10,572

307     MISC, CAPITAL LEASES          4,849               -               -            1,518              6,367

308     OFFICE FURNITURE
        AND FIXTURES                 12,269           1,751            (310)              -              13,710

309     AUTOMOBILES, OTHER
        VEHICLES AND
        RELATED GARAGE
        EQUIPMENT                       642              76             (60)              -                 658

310     AIRCRAFT AND
        AIRPORT EQUIPMENT             6,010           3,292            (124)              -               9,178

311     OTHER SERVICE
        COMPANY PROPERTY             38,099           6,757            (955)              -              43,901
                                  ---------         -------        --------        --------            --------


        TOTAL                       130,780          19,843          (5,192)          7,687             153,118
                                  =========         =======        ========        ========            ========

(1)      Provide an explanation of those charges considered material:  GATX Capital Leases, 6,169 and Misc. Capital Leases, 1,518
         amortize to Rent Expense Account 931-00021.
(2)      Retirements are due to an inventory clean-up of all assets.

( ) Denotes red figure.
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                                                                                                                   7
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                ------------------------------------------------

                      For the Year Ended December 31, 2004
                      ------------------------------------
                             (Thousands of Dollars)

                                   SCHEDULE IV
                                   -----------

                                   INVESTMENTS
                                   -----------


INSTRUCTIONS:    Complete the following schedule concerning investments.

                 Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                           BALANCE AT          BALANCE AT
                                                           BEGINNING            CLOSE OF
        DESCRIPTION                                         OF YEAR              YEAR
        -----------                                        --------------      -------


ACCOUNT 123 -    INVESTMENT IN ASSOCIATE
                 COMPANIES                                            -                  -

ACCOUNT 124 - OTHER INVESTMENTS

    Change in Control Trust                                       8,392             11,099
    Employee Energy Loans                                           386                230
    ACE Limited - Reserve                                            69                  0
    Employee Computer Loans                                           2                  2
                                                              ---------           --------
        Subtotal                                                  8,849             11,331

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                          1,500             20,875
                                                              ---------           --------
        TOTAL                                                    10,349             32,206
                                                              =========           ========
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                                                                             8


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                ------------------------------------------------

                      For the Year Ended December 31, 2004
                      ------------------------------------
                             (Thousands of Dollars)

                                   SCHEDULE V
                                   ----------

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                  --------------------------------------------

INSTRUCTIONS:    Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each
                 associate company by subaccount should be provided.

                                                                BALANCE AT                   BALANCE AT
                                                                BEGINNING                     CLOSE OF
        DESCRIPTION                                              OF YEAR                       YEAR
        -----------                                           -------------                -------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

    The Southern Company                                            6,997                      13,669
    Alabama Power Company                                          82,795                      79,417
    Georgia Power Company                                          67,642                     111,547
    Gulf Power Company                                             19,492                      21,650
    Mississippi Power Company                                      21,525                      18,363
    Savannah Electric and Power Company                             7,925                      13,471
    Southern Company Holdings, Inc.                                   650                         912
    Southern Communications Services, Inc.                          1,540                       2,306
    Southern Company Energy Solutions, LLC                            265                         420
    Southern Company Rail Services                                    130                         122
    Southern Electric Generating Company                              910                         499
    Southern Electric Railroad Company                                342                          96
    Southern Management Development, Inc.                             375                         240
    Southern Nuclear Operating Company, Inc.                        9,244                      11,267
    Southern Power Company                                         22,325                      19,100
    Southern Telecom, Inc.                                            110                         132
    Southern Company Gas, LLC                                      17,928                      16,450
    SE Finance Capital Corp. II                                         -                         732
    Alabama Synfuel Energy                                              -                          79
    Energy Related Activities                                           -                          67
    Synfuel Services                                                    -                           3
    Southern Company Electrotechnologies                                -                           4
    Southern Company Capital Funding                                    -                           2
                                                              -----------                ------------


        TOTAL                                                     260,195                     310,548
                                                              ===========                ============




(Continued on Page 8A)
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

                                                                           8A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)
                                   (Continued)


                                   SCHEDULE V
                                   ----------

                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                  --------------------------------------------

INSTRUCTIONS:            Complete the following schedule listing accounts
                         receivable from each associate company. Where the
                         service company has provided accommodation or
                         convenience payments for associate companies, a
                         separate listing of total payments for each associate
                         company by sub-account should be provided.


ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                     TOTAL
                                                                     PAYMENTS
                                                                     --------

    The Southern Company                                                   445
    Alabama Power Company                                              809,163
    Georgia Power Company                                              781,594
    Gulf Power Company                                                 195,153
    Mississippi Power Company                                          267,454
    Savannah Electric and Power Company                                120,318
    Southern Communications Services, Inc.                              20,060
    Southern Company Energy Solutions, LLC                                   -
    Southern Electric Generating Company                                   273
    Southern Electric Railroad Company                                      16
    Southern Management Development, Inc.                                4,340
    Southern Nuclear Operating Company, Inc.                           180,035
    Southern Power Company                                             147,623
    Southern Company Gas, LLC                                          134,543
                                                                   -----------

        TOTAL PAYMENTS                                               2,661,017
                                                                   ===========



The major portion of the above expenses consists of Energy Marketing, Southern
Gas Billing (SGB) and Southern Gas Financial (SGF) services; transactions relating to third party payroll payments; and transactions relating to Electric
Power Research Institute dues.




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                                                                            9
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                ------------------------------------------------

                      For the Year Ended December 31, 2004
                      ------------------------------------
                             (Thousands of Dollars)

                                   SCHEDULE VI
                                   -----------

                        FUEL STOCK EXPENSES UNDISTRIBUTED
                        ---------------------------------


INSTRUCTIONS:    Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section
                 headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

        DESCRIPTION                                                  LABOR           EXPENSES            TOTAL
        -----------                                                  -----           --------            -----


ACCOUNT 152 - FUEL STOCK EXPENSES
    UNDISTRIBUTED                                                      9,476               8,239          17,715

Total amount billed during current year as follows:

Associated Companies

    The Southern Company                                                  (3)                (19)            (22)
    Alabama Power Company                                             (2,660)             (2,212)         (4,872)
    Georgia Power Company                                             (3,476)             (2,753)         (6,229)
    Gulf Power Company                                                  (877)               (693)         (1,570)
    Mississippi Power Company                                         (1,018)               (870)         (1,888)
    Savannah Electric and Power Company                                 (232)               (202)           (434)
    Southern Electric Railroad Company                                   (81)               (170)           (251)
    Southern Company Energy Solutions, LLC                                 -                   -               -
    Southern Company Gas, LLC                                           (401)               (348)           (749)
    Southern Company Holdings, Inc.                                      (11)                (82)            (93)
    Southern Electric Generating Company                                (125)               (113)           (238)
    Southern Nuclear Operating Company, Inc.                               -                   -               -
    Southern Company Rail Services                                      (333)               (226)           (559)
    Southern Power Company                                              (209)               (170)           (379)
    Alabama Synfuel Energy                                               (29)               (361)           (390)
    Energy Related Activities                                            (21)                (20)            (41)
                                                                  ----------         -----------      ----------

        Subtotal Associate Companies                                  (9,476)             (8,239)        (17,715)
                                                                  ----------           ---------      ----------

Non-Associated Companies:                                                  -                   -               -
                                                                  ----------        ------------      ----------

        Subtotal Associate and Non-associate Companies                (9,476)             (8,239)        (17,715)
                                                                  ----------        ------------      ----------


        TOTAL                                                              0                   0               0
                                                                 ===========        ============     ===========


SUMMARY: Fuel services performed by the service company consist of acting as agent on behalf of all the system operating companies on fossil related matters as defined in an operating agreement with each company. The purchase of natural gas for the operating companies is included in the fuel services performed by the service company. Costs associated with this service are included in the above amounts: Labor - 2,069; Expenses
         - 2,106; Total - 4,175.



                                                                                                                        10
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                   -------------------------------------------


INSTRUCTIONS:    Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount
                 attributable to each associate company.

        DESCRIPTION                                                LABOR           EXPENSES           TOTAL
        -----------                                                -----           --------           -----


ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED




    NOT APPLICABLE



                                                                                                                   11
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------
                      For the Year Ended December 31, 2004
                                        -----------------
                             (Thousands of Dollars)

                                  SCHEDULE VIII
                                  --------------
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                    ----------------------------------------

INSTRUCTIONS:   Provide detail of items in this account.  Items less than $10,000 may be grouped,  showing the number of items in each group.

                                                                       BALANCE AT               BALANCE AT
                                                                       BEGINNING                  CLOSE OF
        DESCRIPTION                                                     OF YEAR                      YEAR
        -----------                                                  -------------              ----------


ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

        Interest Receivable -Temporary Cash Investments                        4                    39
        Assets Held for Sale                                                   -                    (4)
        Accounts Payable Suspense                                              -                    (2)
        Payroll                                                                -                 6,771
        Miscellaneous                                                          -                   803
        Intercompany Derivative-Current-SOCO                               1,033                   454
                                                                        --------              --------


          Total                                                            1,037                 8,061
                                                                        ========              ========

                                                                                                        12


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 --------------------------------
                      For the Year Ended December 31, 2004
                                         ----------------
                             (Thousands of Dollars)

                                   SCHEDULE IX
                                   ------------
                          MISCELLANEOUS DEFERRED DEBITS
                          ------------------------------

INSTRUCTIONS:    Provide detail of items in this account.  Items less than $10,000 may be grouped,  showing the number of items in each class.

                                                                       BALANCE AT                   BALANCE AT
                                                                       BEGINNING                     CLOSE OF
        DESCRIPTION                                                     OF YEAR                       YEAR
        -----------                                                    ----------                 ---------------


ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Prepaid Telecom Services                                                  4,492                           -

    Deferred Payroll Charge                                                   9,547                           -

    Deposit for Georgia Sales and Use Tax                                        26                          26

    Executive Stock Option Taxes                                                175                          96

    Associate Co. Early Retirement Plans                                          -                      17,975

    Wilsonville Clean-up                                                         91                           -

    Intangible Asset - Minimum Pension Obligation                            15,010                      15,211

    Intercompany Derivative - Fair Value Hedge                                    -                         318

    Transmission Service Deposits                                                 -                         351

    Unamortized Leasehold - Inverness                                           185                         742

    Unamortized Leasehold - Washington, DC                                      237                         200

    Sundry Delayed Clearance                                                  4,247                       2,004
                                                                           --------                    --------



    Total                                                                    34,010                      36,923
                                                                            =======                    ========



                                                                                                                   13
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2004
                             (Thousands of Dollars)

                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:     Provide a description of each material research,  development, or demonstration project that incurred costs by  the service corporation during the year.

        DESCRIPTION                                                                         AMOUNT
        -----------                                                                         ------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
                         EXPENDITURES                                                          35,104

Total amount billed/incurred during current year as follows:

Government Projects:
    PSDF / Hot Gas Cleanup Project                                                            (22,842)

EPRI Projects:
    RE&A EPRI Contracts                                                                          (959)
    Engineering EPRI Projects                                                                    (391)
    EPRI Bulk Trans. System Reliability                                                           (12)

Associate Companies:
    End-Use Research Projects                                                                  (1,435)
    Power Delivery Research-Overhead Transmission                                                (373)
    Power Delivery Research-Transmission Substations                                             (510)
    Power Delivery Research-Distribution                                                         (485)
    Air Quality Studies                                                                          (224)
    Combustion & Fuel Effects                                                                    (855)
    Research Administration                                                                      (359)
    Flue Gas Treatment                                                                         (1,577)
    Advanced End-Use Technology Research                                                       (2,026)
    Advanced Energy Systems                                                                    (2,011)
    Thermal & Fluid Sciences                                                                     (994)
    R&D Tech Econ Assessments                                                                     (51)
                                                                                          -----------

TOTAL AMOUNT BILLED/INCURRED                                                                  (35,104)
                                                                                          -----------

        TOTAL                                                                                       0
                                                                                          ===========



                                                                                                14

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2004
                             (Thousands of Dollars)

                        SCHEDULE XI - PROPRIETARY CAPITAL

                                           NUMBER OF           PAR OR STATED          OUTSTANDING
ACCOUNT                                     SHARES                VALUE                 CLOSE
NUMBER           CLASS OF STOCK            AUTHORIZED           PER SHARE              OF PERIOD
---------        --------------            ----------          -----------------      ---------------

201              COMMON STOCK                                                         NO. OF SHARES
                  ISSUED                      17,000               50.00              14,500

TOTAL                                                                                 725


INSTRUCTIONS:    Classify  amounts in each account with brief explanation, disclosing  the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION                                                                      AMOUNT
-----------                                                                      ------

ACCOUNT 211
            MISCELLANEOUS PAID-IN CAPITAL                                            150
            OTHER COMPREHENSIVE INCOME                                          (25,725)
                                                                                --------
TOTAL                                                                           (25,575)

ACCOUNT 215
            APPROPRIATED RETAINED EARNINGS                                            -
TOTAL                                                                                 -



INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                      BALANCE AT          NET INCOME                               BALANCE
                                      BEGINNING               OR            DIVIDENDS             AT CLOSE
DESCRIPTION                            OF YEAR             (LOSS)              PAID                OF YEAR
-----------                           ----------          -----------     --------------      ------------

ACCOUNT 216
   UNAPPROPRIATED
   RETAINED EARNINGS                       -                    -                    -                   -

TOTAL                                      -                    -                    -                   -
                                                                                                   -------


TOTAL PROPRIETARY CAPITAL                                                                          (24,850)
                                                                                                   =======


( ) Denotes red figure.





                                                                                                                         15

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.

                      For the Year Ended December 31, 2004
                             (Thousands of Dollars)

                          SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For
               Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                             TERMS OF OBLIG      DATE                                BALANCE AT                          BALANCE AT
                             CLASS & SERIES       OF         INTEREST    AMOUNT       BEGINNING                  1/         CLOSE
      NAME OF CREDITOR       OF OBLIGATION      MATURITY       RATE     AUTHORIZED      OF YEAR    ADDITIONS  DEDUCTIONS  OF YEAR
      ---------------        -------------     ----------   ---------   --------     ---------     ---------    --------  ---------


ACCOUNT 223 - ADVANCES FROM ASSOCIATE
              `COMPANIES:

NOT APPLICABLE

ACCOUNT 224 - OTHER LONG-TERM DEBT:
NOTES PAYABLE
Merrill Lynch & Co.                           12/15/2009       7.625     40,000         40,000           -          -      40,000

DERIVATIVE
Fair Value Hedge             Notional Amount
                             ---------------  12/15/2009    Fixed:  7.625%
                                 40,000       Floating:   6-month Libor + 2.92%            787           -          47        740

CAPITAL LEASE *
-------------
GATX Technology Services             01/31/06 - 11/30/08   4.33 - 5.29   22,204          9,615       6,213       5,645     10,183
IR Mainframe                         07/31/03 - 04/30/07   5.00 - 8.00    9,865            639       1,268       1,257        650
Pacific Rim                          1/31/08 - 11/30/08    4.33 - 5.28    3,751             -        3,751         756      2,995
                                                                         ------        -------     -------     -------     ------

    TOTAL                                                                75,820         51,041      11,232       7,705     54,568
                                                                         ======        =======     =======     =======     ======

1/    GIVE AN EXPLANATION OF DEDUCTIONS:  Amounts shown were transferred to current maturities, with the exception of the Fair
-                                         Value Hedge.

* The company has entered into four-year leases for personal computers and other technology equipment. Multiple leases were created; the amount authorized is the total of all capitalized leases prior to amortization.



                                                                                                                        16

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 ------------------------------------------------
INSTRUCTIONS:         Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                         BALANCE AT                    BALANCE AT
                                                                          BEGINNING                      CLOSE OF
        DESCRIPTION                                                        OF YEAR                        YEAR
        -----------                                                     ------------                  -------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                                       -                             -
                                                                      ----------                      --------
        TOTAL                                                                  -                             -
                                                                      ==========                      ========

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

    The Southern Company                                                       -                             -
    Alabama Power Company                                                 31,787                        44,274
    Georgia Power Company                                                 14,354                         5,983
    Gulf Power Company                                                     9,328                        15,696
    Mississippi Power Company                                              2,251                           658
    Savannah Electric and Power Company                                       77                            98
    Southern Communications Services, Inc.                                   397                           357
    Southern Company Gas, LLC                                              3,581                            60
    Southern Electric Generating Company                                       -                             -
    Southern Management and Development                                       62                            16
    Southern Nuclear Operating Company, Inc.                                   -                             -
    Southern Power Company                                                   149                           701
                                                                        --------                      --------
        TOTAL                                                             61,986                        67,843
                                                                        ========                      ========

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

    Incentive Pay (PPP)                                                   81,613                        83,216
    Vacation Clearing Account                                             20,158                        21,108
    Accrued Labor & Related Overheads                                     12,050                         6,022
    Employee Group Insurance Premiums                                      1,001                           328
    Employee Group Insurance Claims Reserve                                2,800                         2,396
    Early Retirement Benefits                                              1,070                         1,192
    Accumulated Provision for Major Overhaul
        of Aircraft                                                          423                           433
    Supplemental Pensions and Benefits                                     6,208                         5,648
    Department of Energy                                                     509                           543
    Flex and Save Benefits                                                 2,042                         1,922
    Severance Pay                                                          9,668                         2,637
    Metro Life Advance-Current                                               301                           301
    Merrill Lynch Investment Management                                        -                           725
    Performance Dividend Plan                                             21,817                        18,909
    TPO Study                                                                371                           114

(Continued on Page 16A)






                                                                                                        16A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------
                      For the Year Ended December 31, 2004
                                         ----------------
                             (Thousands of Dollars)

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                 -----------------------------------------------
                                   (Continued)


                                                                        BALANCE AT                         BALANCE AT
                                                                         BEGINNING                           CLOSE OF
        DESCRIPTION                                                      OF YEAR                               YEAR
        -----------                                                    -----------                        -------------



    SCS - U.S. Savings Bonds Withholdings                                     196                             28
    Funds Dist-Holders SE P&L Corp.                                            13                             13
    SCS-FLEX Benefits Premiums                                              2,218                          2,575
    Washington DC Sublease Deposit -
      Aircraft Owners & Pilots Assoc.                                          37                             19
    Washington DC Sublease Deposit -
      Crown                                                                    17                             17
    Associate Companies - Employee Savings Plan                                29                          6,934
    SCS - Employee Savings Plan                                                 -                          1,336
    Associate Companies - Legal Withholding                                     -                            219
    SCS - Legal Withholding                                                     -                             15
    Associate Companies - Credit Union Withholding                              -                          2,965
    SCS - Credit Union Withholding                                              -                            484
    Associate Companies - Personal Lines Coverage                               -                             95
    SCS - Personal Lines Coverage                                               -                             14
    SNC - Merchandise Withholding                                               -                             25
    APC - PAC Federal / State Withholding                                       -                             28
    SCS - Parking Fees Withholding                                              -                             20
    SCS - PAC Federal / State Withholding                                       -                             17
    Bank Fee                                                                    -                            857
    SCS - Miscellaneous                                                         -                            295
    SCS - Workers Compensation Claim-Reserve                                    -                            300
    Cost Center variance                                                        -                            500
    Deferred Compensation Plan-Current                                          -                          4,118
    Hewitt Consulting                                                           -                            280
    Miscellaneous (23 Beginning) (43 Ending)                                  (64)                            66
                                                                        ---------                     ----------


        TOTAL                                                             162,477                        166,714
                                                                        =========                     ==========


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                                  SCHEDULE XIV
                                  -------------
                          NOTES TO FINANCIAL STATEMENTS
                          ------------------------------

INSTRUCTIONS:   The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   ------------------------------------------

        General
        -------

        Southern Company Services, Inc. (the "Company") follows the Uniform System of Accounts prescribed by the Securities and Exchange Commission ("SEC") for service companies, as amended, effective January 1, 1980.

        The Company has no earnings or retained earnings since it primarily renders services at cost to its parent company, The Southern Company, ("Southern Company") and other affiliates, as further discussed in
        Note 2.

        The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which requires the use of estimates. The actual results may differ from those estimates.

        Cash and Cash Equivalents
        -------------------------

        The Company considers temporary cash investments with original maturities of 90 days or less to be cash equivalents.

        Income Taxes
        ------------

        The Company is included in the consolidated federal income tax return with The Southern Company and its subsidiaries. Federal income tax deferrals primarily resulting from the use of accelerated depreciation are fully utilized and accounted for by the operating subsidiaries of The Southern Company.

        Property, Equipment, and Depreciation and Amortization
        ------------------------------------------------------

        Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 3 to 12 years). Leasehold improvements are amortized over the lives of the respective leases.

        On retirement or sale of assets, the cost of such assets and the related accumulated depreciation are removed from the accounts, and the gain or loss, if any, is credited or charged to income.

                                                                          17A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                        ------------------
                                  SCHEDULE XIV
                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                          ------------------------------

2. SERVICE AGREEMENTS
   ------------------

        The Company has entered into agreements under which it renders specialized services, at cost, to Southern Company and its subsidiaries. The Company's affiliates include the following: retail operating companies (Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric); Southern Electric Generating Company (an operating subsidiary owned equally by Alabama Power Company and Georgia Power Company); Southern Communications Services (Southern LINC Wireless) (provides digital wireless communications services to the retail operating companies and the public in the Southeast); Southern Company Energy Solutions (develops new business opportunities related to energy products and services); Southern Nuclear Operating Company (operates and provides services to Southern Company's nuclear power plants); Southern Electric Railroad Company (provides railroad services to the retail operating companies); Southern Power Company (constructs, owns, and manages Southern Company's competitive generation assets and sells electricity at market-based rates in the wholesale market); Southern Telecom (provides fiber cable services within the Southeast); Southern Holdings (an intermediate holding subsidiary for Southern's investments in leveraged leases, synthetic fuels, and various other energy related businesses); and Southern Company Gas (a competitive retail natural gas marketer serving Georgia).

        The Company's services include general executive and advisory services, general engineering, design engineering, purchasing, accounting and statistical, finance and treasury, tax, information resources, marketing, auditing, insurance and pension, rate, budgeting, business promotion and public relations, employee relations, systems and procedures, and other services with respect to business and operations and, in the case of the operating utilities, power pool operations. The agreements will be canceled to the extent and from the time that performance thereunder conflicts with any rule, regulation, or order of the SEC adopted before or after the execution of the agreements.

3. RETIREMENT BENEFITS
   -------------------

        The Company has a defined benefit, trusteed, pension plan covering substantially all employees. The Company also provides certain non-qualified benefit plans for a selected group of management and highly compensated individuals. The Company provides certain medical care and life insurance benefits for retired employees. The measurement date for plan assets and obligations is September 30 for each year.




                                                                                                        17B


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2004
                                        -------------------

                                  SCHEDULE XIV
                                  -------------

                          NOTES TO FINANCIAL STATEMENTS
                         ------------------------------

Pension Plans
-------------

The accumulated benefit obligation for the pension plans was $709 million in 2004 and $644 million in 2003. Changes during the year in the projected benefit obligations, accumulated benefit obligations, and in the fair value of plan assets were as follows: (in thousands)

                                                                 Projected Benefit Obligations
                                                                 -------------------------------
                                                                 2004                        2003
                                                                 -----                      ------

        Balance at beginning of year                              709,141                   644,991
        Service cost                                               22,615                    20,970
        Interest cost                                              42,018                    41,393
        Benefits paid                                             (26,523)                  (24,682)
        Plan amendments                                             1,850                     1,719
        Actuarial (gain) loss                                      54,341                    24,750
                                                                 --------                  --------
        Balance at end of year                                    803,442                   709,141
                                                                 ========                  ========


                                                                         Plan Assets
                                                              --------------------------------------
                                                                  2004                       2003
                                                               ----------                 ----------

        Balance at beginning of year                              666,651                   609,745
        Actual return on plan assets                               87,819                    97,620
        Employer contributions                                      4,175                     4,855
        Benefits paid                                             (26,523)                  (24,682)
        Receivables/Payables due to transfers                     (22,588)                  (20,887)
                                                                ---------                 ---------
        Balance at end of year                                    709,534                   666,651
                                                                =========                 =========


The accrued pension costs recognized in the Balance Sheets are as follows:  (in thousands)

                                                                  2004                       2003
                                                               ----------                 ----------

        Funded status                                             (93,908)                  (42,490)
        Unrecognized transition obligation                         (2,380)                   (3,666)
        Unrecognized prior service cost                            49,156                    52,197
        Unrecognized net (gain) loss                               67,366                    20,007
                                                                ---------                 ---------
        Prepaid asset, net                                         20,234                    26,048
        Portion included in benefit obligations                    31,759                    27,254
                                                                ---------                 ---------
        Total prepaid assets recognized
            in the Balance Sheet                                   51,993                    53,302
                                                                =========                 =========

In 2004 and 2003, amounts recognized in the Balance Sheets for accumulated other comprehensive income and intangible assets to record the minimum pension liability related to the non-qualified plans were $40 million and $30 million and $15 million and $15 million, respectively.



                                                                                                                   17C
                                      ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                       ------------------------------
                                            For the Year Ended December 31, 2004
                                                               -----------------
                                                        SCHEDULE XIV
                                                        --------------
                                                NOTES TO FINANCIAL STATEMENTS
                                                ------------------------------

Components of the pension plan's net periodic cost were as follows:  (in thousands)

                                                                      2004               2003              2002
                                                                  -----------         ----------        ----------

        Service cost                                                 22,615              20,970           18,931
        Interest cost                                                42,018              41,393           41,922
        Expected return on plan assets                              (59,045)            (60,508)         (59,841)
        Recognized net (gain) loss                                      823              (4,069)          (8,450)
        Net amortization                                              3,687               3,581            2,608
                                                                 ----------           ---------        ---------
        Net pension cost (income)                                    10,098               1,367           (4,830)
                                                                 ==========           =========        =========

Future benefit payments reflect expected future service and are estimated based on assumptions used to measure the projected benefit obligation for the pension plans.  At December 31, 2004, estimated benefit payments were as follows:  (In Thousands)

        200                     526,672
        2006                    27,694
        2007                    29,251
        2008                    31,060
        2009                    33,036
        2010 to 2014           220,912

Postretirement Benefits
-----------------------

Changes during the year in the accumulated benefit obligations and in the fair value of plan assets were as follows: (in thousands)

                                                                 Accumulated Benefit Obligations
                                                                 -------------------------------
                                                                  2004                       2003
                                                               ----------                 ----------

        Balance at beginning of year                              163,586                   154,494
        Service cost                                                3,386                     3,192
        Interest cost                                               9,334                     9,880
        Benefits paid                                              (8,083)                   (6,912)
        Actuarial (gain) loss                                      10,553                     2,932
                                                                ---------                ----------
        Balance at end of year                                    178,776                   163,586
                                                                =========                 =========

                                                                                 Plan Assets
                                                               --------------------------------------
                                                                  2004                       2003
                                                               ----------                 ----------

        Balance at beginning of year                               28,831                    24,792
        Actual return on plan assets                                4,059                     4,064
        Employer contributions                                      8,083                     6,887
        Benefits paid                                              (8,083)                   (6,912)
                                                               ----------                 ---------
        Balance at end of year                                     32,890                    28,831
                                                               ==========                 =========



                                                                                                17D

                                      ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                        ------------------------------
                                            For the Year Ended December 31, 2004
                                                               -----------------
                                                        SCHEDULE XIV
                                                        -------------
                                                NOTES TO FINANCIAL STATEMENTS
                                                ------------------------------

The accrued postretirement costs recognized in the Balance Sheets are as follows:  (in thousands)

                                                                  2004                       2003
                                                               ----------                 ----------

        Funded status                                            (145,885)                 (134,755)
        Unrecognized transition obligation                          3,338                     3,743
        Unrecognized prior service cost                            21,321                    22,878
        Unrecognized net (gain) loss                               34,132                    24,737
        Fourth quarter contributions                                1,824                     1,526
                                                                ---------                 ---------
        Accrued liability recognized in the
          Balance Sheet                                           (85,270)                  (81,871)
                                                                =========                 =========


Components of the plan's net periodic cost were as follows:  (in thousands)

                                                                      2004               2003              2002
                                                                  -----------         ----------        ----------

        Service cost                                                  3,386               3,192            2,722
        Interest cost                                                 9,334               9,880            9,116
        Expected return on plan assets                               (2,775)             (2,598)          (2,517)
        Net amortization                                              2,249               2,169            1,811
                                                                   --------           ---------        ---------
        Net postretirement cost                                      12,194              12,643           11,132
                                                                   ========           =========        =========

In the third quarter 2004, the Company prospectively adopted FASB
Staff Position (FSP) 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Medicare Act). The Medicare Act provides a 28 percent prescription drug subsidy for Medicare eligible retirees. FSP 106-2 requires recognition of the impacts of the Medicare Act in the accumulated postretirement benefit obligation (APBO) and future cost of service for postretirement medical plan. The effect of the subsidy reduced the Company expenses for the six months ended
December 31, 2004 by approximately $.9 million and is expected to have a similar impact on future expenses. The subsidy's impact on the postretirement medical plan APBO was a reduction of approximately $18.2 million.

Future benefit payments, including prescription drug benefits, reflect expected future service and are estimated based on assumptions used to measure the accumulated benefit obligation for the postretirement plans. Estimated benefit payments are reduced by drug subsidy receipts expected as a result of the Medicare Act as follows: (in thousands)


                                           Benefit            Subsidy
                                            Payments          Receipts           Total
                                            --------          --------           -----

        2005                                   7,206                -          7,026
        2006                                   7,765             (815)         6,950
        2007                                   8,709             (926)         7,783
        2008                                   9,572           (1,027)         8,545
        2009                                  10,351           (1,120)         9,231
        2010 to 2014                          64,365           (7,103)        57,262



                                                                                                       17E
                                      ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                       ------------------------------
                                            For the Year Ended December 31, 2004
                                                                ----------------
                                                        SCHEDULE XIV
                                                        -------------
                                                NOTES TO FINANCIAL STATEMENTS
                                                ------------------------------

The weighted average rates assumed in the actuarial calculations used to determine both the benefit obligations and net periodic costs for the pension and postretirement benefits plans were:

                                                                    2004                2003              2002
                                                                  -------             --------          --------

        Discount                                                    5.75%              6.00%             6.50%
        Annual salary increase                                      3.50%              3.75%             4.00%
        Long-term return on plan assets                             8.50%              8.50%             8.50%


        An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 11 percent for 2004 decreasing gradually to 5 percent through the year 2012 and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 2004 as follows: (in thousands)

                                                       1 Percent        1 Percent
                                                        Increase         Decrease
                                                      -----------       ----------
        Benefit obligation                                13,479           10,645
        Service and interest costs                           842              729

Employee Savings Plan
----------------------

        The Company also sponsors a 401(k) defined contribution plan covering substantially all employees. The Company provides a 75 percent matching contribution up to 6 percent of an employee's base salary. The total matching contributions made to the plan for the years 2004, 2003, and 2002 were $10 million, $9 million, and $10 million, respectively.

Work Force Reduction Programs
-----------------------------

        The Company has incurred additional costs for work force reduction programs. The costs related to these programs were $3 million, $17 million, and $11 million for 2004, 2003, and 2002, respectively. These costs were charged to expense.

4. OPERATING LEASES
   ----------------

        The Company has operating lease agreements with various terms and expiration dates. Rental expense under all operating leases was approximately $45,234,777, $51,977,000, and $61,478,000 in 2004, 2003,
        and 2002, respectively. Future minimum lease payments under non-cancelable operating leases at December 31, 2004 were as follows:
        (in thousands)


            2005                        15,216
            2006                         9,715
            2007                         8,284
            2008                         7,308
            2009                         7,349
            Thereafter                  56,720
                                     ---------
             Total                     104,592
                                     =========





                                                                                        17F

                                      ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                       ------------------------------
                                            For the Year Ended December 31, 2004
                                                                -----------------
                                                        SCHEDULE XIV
                                                        -------------
                                                NOTES TO FINANCIAL STATEMENTS
                                                ------------------------------
5.      FINANCING
        ---------

        Details of long-term debt, notes payable - other, and derivatives at December 31 are as follows:  (in thousands)

                                                                                  2004             2003
                                                                                --------         -------
        Notes Payable:
           7.625% Due 2009                                                       40,000            40,000
           7.25% Due 2004                                                             -             1,512
           Less Current Maturities                                                    -            (1,512)
                                                                               --------         ---------
           Long-Term Notes Payable                                               40,000            40,000
                                                                               --------          --------

        Derivative:
           Fair Value Hedge -
               6 Month LIBOR + 2.92% on $40                                         740               787
               million nominal amount due 2009
           Less Current Maturities                                                    -                 -
                                                                              ---------          --------
           Long-Term Derivative                                                     740               787
                                                                              ---------          --------

        Capitalized Lease Obligations:
           Total Capitalized Leases                                              22,294            16,773
           Less Current Maturities                                               (8,466)           (6,519)
                                                                              ---------         ---------
           Long-Term Capitalized Leases                                          13,828            10,254
                                                                               --------          --------

        Total Long-Term Debt                                                     54,568            51,041
                                                                               ========          ========

        On December 15, 1999, the Company issued $40,000,000 of Series A 7.625%
        Senior Notes to Merrill Lynch & Co. with proceeds being used to repay short-term debt to Southern Company and for various other corporate purposes. The entire principal will be due and payable on December 15, 2009. Southern Company has guaranteed the principal and interest. In
        2003, the Company entered into a derivative to hedge exposure to interest rate changes related to this note. The derivative is accounted for as a fair value hedge and was structured to match the critical terms of the hedged debt; therefore, no ineffectiveness has been recorded in earnings. The Company receives the fixed rate of 7.625% and pays six-month LIBOR plus 2.92%. As a result, interest of $916,593 was credited against the client companies' expenses during the year ended
        December 31, 2004.

        Maturities over the next five years of the Company's long-term debt outstanding at December 31, 2004 are as follows: (in thousands)

               2005                         8,466
               2006                         7,429
               2007                         4,710
               2008                         1,689
               2009                        40,740
               Thereafter                    -
                                          -------
               Total                       63,034
                                          =======


6. PURCHASE COMMITMENTS
   --------------------

        The Company has various purchase commitments. At December 31, 2004, total capital expenditures are budgeted to be approximately $32 million in 2005.




                                                                                                          18
                                      ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                       -------------------------------
                                            For the Year Ended December 31, 2004
                                                               -----------------
                                                   (Thousands of Dollars)

                                   SCHEDULE XV
                                                         -------------
                                                     STATEMENT OF INCOME
                                                     --------------------

ACCOUNT             DESCRIPTION                                              CURRENT YEAR         PRIOR YEAR
-------             -----------                                              ------------         ----------


             INCOME
             ------

   457          Services rendered to associate companies                       819,610           823,065
   458          Services rendered to non-associate
                    companies                                                   32,162            33,231

   421          Miscellaneous income or loss                                     3,222             1,602
                                                                             ---------         ---------

                       Total Income                                            854,994           857,898
                                                                             ---------         ---------

             EXPENSE
             -------

   920          Salaries and wages                                             364,733           374,710
   921          Office supplies and expenses                                    74,625            88,935
   922          Administrative expense transferred-credit                            -                 -
   923          Outside services employed                                      157,239           143,182
   924          Property insurance                                              16,151            20,014
   925          Injuries and damages                                            18,387            13,852
   926          Employee pensions and benefits                                  54,212            44,805
   928          Regulatory commission expense                                        -                23
   930.1        General advertising expenses                                    12,680            13,675
   930.2        Miscellaneous general expenses                                   9,830            12,183
   931          Rents                                                           51,311            54,411
   932          Maintenance of structures and equipment                         34,637            34,648
   403          Depreciation and amortization expense                           19,843            22,488
   408          Taxes other than income taxes                                   30,575            24,545
   409          Income taxes                                                       648              (125)
   410          Provision for deferred income taxes                                  -                 -
   411          Provision for deferred income taxes - credit                         -                 -
   411.5        Investment tax credit                                                -                 -
   426.1        Donations                                                        6,102             5,705
   426.5        Other deductions                                                     -                 -
   427          Interest on long-term debt                                       2,114             2,842
   430          Interest on debt to associate companies                             54               321
   431          Other interest expense                                           1,853             1,684
                                                                             ---------         ---------

                       Total Expense                                           854,994           857,898
                                                                             ---------         ---------

                       Net Income                                                    -                 -
                                                                             =========         =========



                                                                                                19

                                      ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                       ------------------------------
                                            For the Year Ended December 31, 2004
                                                                ---------------
                                                   (Thousands of Dollars)

                               ANALYSIS OF BILLING
                                                     ------------------
                                                     ASSOCIATE COMPANIES
                                                         ACCOUNT 457


                                               DIRECT          INDIRECT         COMPENSATION              TOTAL
                                               COSTS           COSTS            FOR USE                   AMOUNT
NAME OF ASSOCIATE COMPANY                      CHARGED         CHARGED          OF CAPITAL                BILLED
-------------------------                      -------         -------          ------------------        ---------
                                               457-1           457-2            457-3

The Southern Company                             45,248          7,485                 206                 52,939

Alabama Power Company                           171,065         52,008               1,080                224,153

Georgia Power Company                           224,971         65,802               1,382                292,155

Gulf Power Company                               42,295         13,309                 266                 55,870

Mississippi Power Company                        34,932         10,149                 225                 45,306

Savannah Electric & Power Co.                    13,608          3,703                  81                 17,392

Southern Communications Serv., Inc.              14,534          1,367                  32                 15,933

Southern Company Energy
  Solutions, LLC                                  1,465            323                  11                  1,799

Southern Company Gas, LLC                         9,491          3,266                  96                 12,853

Southern Company Holdings, Inc.                   1,026            255                   8                  1,289

Southern Company Rail Services                    1,185            289                   6                  1,480

Southern Electric Generating Co.                  2,967            803                  17                  3,787

Southern Electric Railroad Co.                      315             81                   2                    398

Southern Management
  Development, Inc.                                 809            167                   6                    982

Southern Nuclear Operating Co.                   32,874          8,653                 187                 41,714

Southern Power Company                           34,495         11,869                 301                 46,665

Southern Telecom, Inc.                            1,155            341                   8                  1,504

SE Finance Capital Corporation II                 2,633              -                   8                  2,641

Alabama Synfuel Energy                              516              -                   1                    517

Energy Related Activities                            72              -                   -                     72

Synfuel Services                                     28              -                   -                     28

SOCO Electrotechnologies                            115              -                   -                    115

Southern Company Capital Funding                     18              -                   -                     18
                                                 -------       -------               ------                -------

          TOTAL                                  635,817       179,870               3,923                 819,610
                                                 =======       =======               ======                =======




                                                                                                                           20
                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                -------------------------------
                                                     For the Year Ended December 31, 2004
                                                                        -----------------
                                                            (Thousands of Dollars)

                                                              ANALYSIS OF BILLING
                                                              --------------------
                                                            NONASSOCIATE COMPANIES
                                                                  ACCOUNT 458

                                               DIRECT       INDIRECT     COMPENSATION                 EXCESS              TOTAL
                                               COSTS         COSTS         FOR USE         TOTAL         OR               AMOUNT
NAME OF NONASSOCIATE COMPANY                  CHARGED       CHARGED       OF CAPITAL       COST      DEFICIENCY           BILLED
----------------------------                  -------       -------      --------------    -----     ----------          --------
                                               458-1         458-2          458-3                      458-4

Department of Energy (DOE)                      19,487         3,277            79        22,843         -                22,843
Electric Power Research Institute                1,217           142             3         1,362         -                 1,362
APC Credit Union                                    28             -             -            28         -                    28
Gulf Power Credit Union                             11             -             -            11         -                    11
GE Power Systems                                    13             -             -            13         -                    13
AT & T                                              12             -             -            12         -                    12
Southern Interexchange                              13             -             -            13         -                    13
Georgia Charitable Foundation                        7             -             -             7         -                     7
Southern System Master Retirement Trust          1,136             -            13         1,149         -                 1,149
POWERCO                                             19             -             -            19         -                    19
FP&L; JEA; Tallahassee, FPC (Unit Power Sales)      43            33             1            77         -                    77
FP&L; JEA, Tallahassee, FPC(OPS SCH. Fees)       1,798             -             -         1,798         -                 1,798
Oglethorpe Power Corporation (OPS SCH. Fees)     4,167             -             -         4,167         -                 4,167
SERC IR & Telecommunications Serv-APC Bldg          19             -             -            19         -                    19
Alabama Electric Cooperative                        14             6             -            20         -                    20
Duke Energy Services                                 8             3             -            11         -                    11
Municipal Electric Authority of Georgia             15             6             -            21         -                    21
Oglethorpe Power Corporation                        43            19             -            62         -                    62
South Mississippi Electric Power                    10             4             -            14         -                    14
Southeastern Electric Power Administration           5             2             -             7         -                     7
Transmission - Studies (81 items)                  395            86             2           483         -                   483
Mirant                                               5             2             -             7         -                     7
Other (17 items less than $5,000)                   18             1             -            19         -                    19
                                               -------        -------        -----       -------      ------             -------

     TOTAL                                      28,483         3,581            98        32,162         -                32,162
                                               =======        ======         =====       =======      ======             =======



(Continued on 20A)

                                                                        20A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                        -----------------
                             (Thousands of Dollars)
                                   (Continued)

                               ANALYSIS OF BILLING
                               -------------------
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458




INSTRUCTION: Provide a brief description of the services rendered to each non-associate company:

  Department of Energy (DOE) - Contract services concerning clean coal technology, Power System Development Facility/hot gas cleanup project.

  Electric Power Research Institute - Biomass gasification; Clyde Bergermann smartcannon demonstration; Demonstration carbon in ash monitor; Emission and performance impacts of CT inlet fogging; Improved power plant dynamics performance; Gadsden switchgrass project; Hammond agglomeration; Indiglo agglomeration project; Gorgas SCR pilot plant; RTHR package demonstration; Switchgrass pellet project; Slag sensor demo; Evaluation of mercury control options; Testing SNCR pilot; Geochemical modeling study; Beryllium chemical profile; Biloxi MGP ROAM modeling study; Insti chemical fixation; WET ESP Demonstration; Hybrid ION exchange resin evaluation; Testing of ROAM model; Metals sequestration in ash; Phytoremediation of arsenic contaminated soil; Evaluation of the validity of the remedial options assessment; Athens sediment study; Technology review for arsenic at substation sites; TRELLSS-bulk transmission study reliability evaluation.

  APC Credit Union, Gulf Credit Union, GE Power Systems, POWERCO - Telecommunication services.

  AT&T, Southern Interexchange - Telecommunication services related to fiber optics.

  Georgia Charitable Foundation - Financial Services

  Chase Manhattan Bank (Southern System Master Retirement Trust) - Management and administration of Pension Fund for the Southern Company.

  FP&L, FPC, JEA, and City of Tallahassee - Unit Power Sales (UPS) true-up and scheduling agreement.

  Oglethorpe Power Corporation - Transmission Planning Operations (TPO) scheduling fees.

  Southeastern Electric Reliability Council - Occupancy, telecommunications and other related services.

  Ala. Electric Coop, Duke Energy Svcs; MEAG, OPC, S. Miss Elec Pwr., SEPA - Southeastern Electric Reliability Council (SERC) security coordinator.

  Transmission-Studies - Studies to determine impact of and availability to third party wholesale usage of transmission lines.

  Mirant - Various engineering and technical services.




                                                                                                                               21

                                                 ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                  -------------------------------

                                                         For the Year Ended December 31, 2004
                                                                            ------------------
                                                                 (Thousands of Dollars)

                                                                        SCHEDULE XVI
                                                                        -------------
                                                                ANALYSIS OF CHARGES FOR SERVICE
                                                                ---------------------------------
                                                               ASSOCIATE AND NONASSOCIATE COMPANIES


INSTRUCTION:   Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.


                                      ASSOCIATE COMPANY CHARGES       NONASSOCIATE COMPANY CHARGES      TOTAL CHARGES FOR SERVICE
                                      -------------------------      ----------------------------      -------------------------
                                      DIRECT     INDIRECT             DIRECT   INDIRECT               DIRECT    INDIRECT
DESCRIPTION OF ITEMS                   COST        COST     TOTAL     COST       COST        TOTAL     COST       COST       TOTAL
--------------------                  --------   -------    -----    ------   ----------    -----    ------    --------     ------

920   SALARIES AND WAGES              342,345     14,838   357,183     7,364        186       7,550     349,709    15,024   364,733
921   OFFICE SUPPLIES & EXPENSES       60,872      8,575    69,447     4,979        199       5,178      65,851     8,774    74,625
922   ADMINISTRATIVE EXP.
       TRANSFERRED-CREDIT                   -          -         -         -          -           -           -         -         -
923   OUTSIDE SERVICES EMPLOYED       141,804      5,020   146,824    10,244        171      10,415     152,048     5,191   157,239
924   PROPERTY INSURANCE               15,604        318    15,922       221          8         229      15,825       326    16,151
925   INJURIES AND DAMAGES             17,955        416    18,371         2         14          16      17,957       430    18,387
926   EMPLOYEE PENSIONS
       & BENEFITS                      10,438     42,869    53,307         -        905         905      10,438    43,774    54,212
928   REGULATORY COMMISSION
       EXPENSE                              -          -         -         -          -           -           -         -         -
930.1 GENERAL ADVERTISING
       EXPENSES                        12,680          -    12,680         -          -           -      12,680       -      12,680
930.2 MISCELLANEOUS GENERAL
       EXPENSES                       (66,922)    69,691     2,769     5,513      1,548       7,061     (61,409)   71,239     9,830
931   RENTS                            36,324     14,896    51,220        33         58          91      36,357    14,954    51,311
932   MAINTENANCE OF STRUCTURES
       AND EQUIPMENT                   32,501      2,090    34,591        28         18          46      32,529     2,108    34,637
403   DEPRECIATION & AMORTIZATION
       EXPENSE                         17,553      2,284    19,837        (2)         8           6      17,551     2,292    19,843
408   TAXES OTHER THAN INCOME
       TAXES                           11,139     18,869    30,008       101        466         567      11,240    19,335    30,575
409   INCOME TAXES                        648          -       648         -          -           -         648         -       648
410   PROVISION FOR DEFERRED
       INCOME TAXES                         -          -         -         -          -           -           -         -         -
411   PROVISION FOR DEFERRED
       INCOME TAXES CREDIT                  -          -         -         -          -           -           -         -         -
411.5 INVESTMENT TAX CREDIT                 -          -         -         -          -           -           -         -         -
426.1 DONATIONS                         6,098          4     6,102         -          -           -       6,098         4     6,102
                                      --------   -------   -------     -----      -----      ------     -------   -------   -------
        SUBTOTAL EXPENSES             639,039    179,870   818,909     28,483     3,581      32,064     667,522   183,451   850,973





                                                                                                                        21A

                                           ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                            -------------------------------
                                                     For the Year Ended December 31, 2004
                                                                        -----------------
                                                                (Thousands of Dollars)

                                                                 SCHEDULE XVI
                                                                 -------------
                                                        ANALYSIS OF CHARGES FOR SERVICE
                                                        -------------------------------
                                                     ASSOCIATE AND NONASSOCIATE COMPANIES

                                      ASSOCIATE COMPANY CHARGES          NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                      -------------------------          ----------------------------  ----------------------------
                                      DIRECT     INDIRECT              DIRECT     INDIRECT             DIRECT    INDIRECT
DESCRIPTION OF ITEMS                   COST        COST     TOTAL       COST        COST      TOTAL     COST       COST      TOTAL
--------------------                  --------   ---------  -----      --------   ---------   -----    ------    --------    ------


427   INTEREST ON LONG-TERM DEBT           -           -      2,062         -           -        52           -         -    2,114
430   INTEREST ON DEBT TO
       ASSOCIATE COMPANIES                 -           -         53         -           -         1           -         -       54
431   OTHER INTEREST EXPENSE               -           -      1,808         -           -        45           -         -    1,853
                                     --------    -------   --------    ------       -----    -------    -------   -------  --------
        TOTAL EXPENSES                639,039    179,870    822,832    28,483       3,581    32,162     667,522   183,451  854,994
421   MISCELLANEOUS GAIN               (3,222)         -     (3,222)        -           -         -     (3,222)         -   (3,222)
                                     --------    -------   --------    -------     ------    ------    --------  -------   -------
        TOTAL COST OF SERVICES        635,817    179,870    819,610    28,483       3,581    32,162     664,300   183,451  851,772
                                     ========    =======   ========   =======      ======    ======    ========  ========  =======



( ) Denotes Red Figure.




                                                                                                                              22
                                               ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                ------------------------------
                                                     For the Year Ended December 31, 2004
                                                                        -----------------
                                                        (Thousands of Dollars)

                                                                 SCHEDULE XVII
                                                                 --------------
                                                      SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                      -----------------------------------
                                                        DEPARTMENT OR SERVICE FUNCTION
                                                        -------------------------------

                                                             DEPARTMENT OR SERVICE FUNCTION
                                                             -------------------------------

INSTRUCTION:   Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System: Uniform
               System Account)
                                                  Administration                                                          Finance
                                          Total       and      Corporate   Customer                           External      and
        DESCRIPTION OF ITEMS              Amount    General     Counsel     Service   Engineering  Executive   Affairs   Accounting
        --------------------              ------   ----------   --------   --------   -----------  ---------   -------   ----------
920    SALARIES AND WAGES                  364,733     9,420     9,394       6,924      89,931       6,195      8,780     23,789
921    OFFICE SUPPLIES AND EXPENSES        74,625      2,689       886      14,421      10,041         118      1,881      5,508
923    OUTSIDE SERVICES EMPLOYED          157,239      9,238    25,137       6,770      24,690         535      6,340      8,936
924    PROPERTY INSURANCE                  16,151        893         -           -           -           -          -     15,081
925    INJURIES AND DAMAGES                18,387        815         -           -           4           -          -     17,558
926    EMPLOYEE PENSIONS & BENEFITS        54,212     53,965         3           9          74          14         29         15
930.1  GENERAL ADVERTISING EXPENSES        12,680          -         -           -           -           -     12,309         42
930.2  MISCELLANEOUS GENERAL EXPENSES       9,830     (5,650)      567         424       4,422         852      3,019      1,333
931    RENTS                               51,311     24,037       133         110       3,205          57          9         18
932    MAINTENANCE OF STRUCTURES & EQUIP   34,637      2,119       100         743         839          25         16        170
403    DEPRECIATION & AMORTIZATION,
         EXPENSE                           19,843      1,635        54       1,492       1,037          15         50         72
408    TAXES OTHER THAN INCOME TAXES       30,575     30,565         -           -           -           -          -          -
409    INCOME TAXES                           648        648         -           -           -           -          -          -
426.1  DONATIONS                            6,102        140       157           3          18         997      4,062         41
427    INTEREST ON LONG-TERM DEBT           2,114      1,747         -           -           -           -          -          -
430    INTEREST ON DEBT TO ASSOCIATE CO.       54         54         -           -           -           -          -          -
431    OTHER INTEREST EXPENSE               1,853        831         -           -           -           -          -          -
                                         --------   --------   -------     -------    --------     -------    -------    --------
         TOTAL EXPENSES                   854,994    133,146    36,431      30,896     134,261       8,808     36,495     72,563


421    MISCELLANEOUS LOSS (GAIN)           (3,222)    (3,222)        -          -           -            -          -          -
                                         --------   --------   -------     ------    --------      -------    -------   --------


       TOTAL COSTS                        851,772    129,924    36,431      30,896     134,261       8,808     36,495     72,563
                                         ========   ========   =======     =======    ========     =======    =======    =======

(  ) Denotes Red Figure.





                                                                                                                        22A

                                      ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                       ------------------------------
                                            For the Year Ended December 31, 2004
                                                               ------------------
                                                   (Thousands of Dollars)

                                                        SCHEDULE XVII
                                                        --------------
                                             SCHEDULE OF EXPENSE DISTRIBUTION BY
                                             -----------------------------------
                                               DEPARTMENT OR SERVICE FUNCTION
                                               -------------------------------

                                                 DEPARTMENT OR SERVICE FUNCTION


                                                                    Procurement   Research &     Southern
ACCOUNT    Generation    Human     Information  Internal                and      Environmental    Company   System   Transmission
NUMBER      Services    Resources  Resources    Auditing   Marketing  Materials    Affairs          Gas       Air     Planning
-------     ---------   ---------  ---------    --------   ---------  ---------- ------------   --------    -------  -------------


   920          34,467     24,009      85,581    6,662      9,617     5,702        12,940          6,106       5,125   20,091
   921           4,985      2,333      19,279      699      1,033       452         6,780            283       1,518    1,719
   923           4,622      9,678      32,347      230      3,508     1,974        19,735            435          99    2,965
   924               -          -           -        -          -         -           221              -         (44)       -
   925               4          -           -        -          -         -             6              -           -        -
   926              41         20          22        1          2         2             2              1          10        2
   930.1             2          5           -        -        114         -             1            207           -        -
   930.2         3,656      1,955       4,165      131        581       546        (2,247)            55         272   (4,251)
   931             258        285      22,612      126        184        81            59              2          71       64
   932             305         88      22,491        4        284       731            70              7       4,960    1,685
   403             671      1,181       5,278        7        949         7           526              -       3,405    3,464
   408              17          -          (8)       -          -         -             -              -           1        -
   409               -          -           -        -          -         -             -              -           -        -
   426.1           279         60           2        -         25         1           310              7           -        -
   427               -          -         367        -          -         -             -              -           -        -
   430               -          -           -        -          -         -             -              -           -        -
   431               -          -       1,022        -          -         -             -              -           -        -
                ------     ------     -------    ------    ------     -----       -------         ------     -------   -------
Total Expenses  49,307     39,614     193,158    7,860     16,297     9,496        38,403          7,103      15,417   25,739
   421               -          -           -        -          -         -             -              -                     -
               -------     ------    --------    ------   -------    ------      --------         ------     --------  -------

TOTAL COSTS     49,307     39,614     193,158    7,860     16,297     9,496        38,403          7,103      15,417   25,739
               =======     ======    ========  =======    =======    ======      ========         ======     =======   ======



(  ) Denotes Red Figure.




                                                                                                                    23
                                                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                                                ------------------------------
                                                        For the Year Ended December 31, 2004
                                                                          -----------------
                                                                  (Thousands of Dollars)

                                                        DEPARTMENTAL ANALYSIS OF SALARIES
                                                        ---------------------------------
                                                                   ACCOUNT 920

                                                         DEPARTMENTAL SALARY EXPENSE
                                                         ---------------------------

NAME OF DEPARTMENT                                   INCLUDED IN AMOUNTS BILLED TO                      PERSONNEL
------------------                                   ------------------------------                     ---------
Indicate each department                 TOTAL       PARENT         OTHER              NON-               END OF
or service function                      AMOUNT      COMPANY      ASSOCIATES        ASSOCIATES             YEAR
                                         ------      -------      ----------        ----------           ---------


Administration and General                9,420          (384)        10,752            (948)                -

Corporate Counsel                         9,394         3,922          5,314             158                52

Customer Service                          6,924             6          6,918               -                80

Engineering                              89,931        10,943         73,484           5,504               805

Executive                                 6,195         1,188          5,007               -                 6

External Affairs                          8,780         4,625          4,155               -                49

Finance & Accounting                     23,789        24,604         (1,619)            804               178

Generation Services                      34,467           113         34,330              24               283

Human Resources                          24,009            96         23,766             147               219

Information Resources                    85,581         1,689         82,815           1,077               922

Internal Auditing                         6,662           702          5,960               -                67

Marketing                                 9,617           757          8,860               -                75

Procurement & Materials                   5,702           150          5,101             451                62

Research & Environmental
  Affairs                                12,940            87        (20,885)         33,738               103

Southern Company Gas                      6,106             -          6,106               -                54

System Air                                5,125           612          4,513               -                54

Transmission Planning                    20,091             4         19,428             659               172
                                      ---------      --------       --------         -------            ------

      TOTAL                             364,733        49,114        274,005          41,614             3,181
                                      =========      ========       ========         =======            ======

( ) Denotes red figure.




                                                                                                        24

                        ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                        -------------------------------
                        For the Year Ended December 31, 2004
                                                -----------------
                                (Thousands of Dollars)

                                OUTSIDE SERVICES EMPLOYED
                                ------------------------
                                        ACCOUNT 923

INSTRUCTIONS:   Provide a breakdown by sub-account of outside services employed.
                If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE             AMOUNT
-------------------                       ---------------                       -------------          ------

Legal Services
--------------

Baker & Hostetler, LLP                    Legal Services                                  NA            1,243
Balch & Bingham LLP                      Legal Services                                  NA            8,372
Bouhan, Williams & Levy, LLP              Legal Services                                  NA              132
Chadbourne & Parke, LLP                   Legal Services                                  NA              199
Dorsey & Whitney                          Legal Services                                  NA              127
Edison Electric Institute                 Legal Services                                  NA              422
Fulbright & Jaworski, LLP                 Legal Services                                  NA            1,291
Hunton & Williams                         Legal Services                                  NA            1,660
McDermott, Will & Emergy, LLP             Legal Services                                  NA              190
McNatt & Greene                           Legal Services                                  NA              176
Miller & Chevalier                        Legal Services                                  NA              907
National Economic Research
    Associates, Inc.                      Legal Services                                  NA              196
Parker, Hudson, Rainer
    & Dobbs, LLP                          Legal Services                                  NA              353
Patton, Boggs, LLP                        Legal Services                                  NA              319
Powell, Goldstein, Frazer &
    Murphy, LLP                           Legal Services                                  NA              373
Troutman, Sanders LLP                    Legal Services                                  NA            7,013
Wilmer, Cutler & Pickering                Legal Services                                  NA              449


Fifty-Three Other Items Less
    than $100,000                                                                         NA              945
                                                                                                     --------
                                              Subtotal - Legal Services                                24,367
                                                                                                     --------

Auditing Service
----------------
Deloitte & Touche, LLP                    Audit Services                                  NA            2,657

Three Other Items Less
    than $100,000                                                                         NA               16
                                                                                                     --------

                                              Subtotal - Auditing Services                              2,673
                                                                                                     --------

(Continued on Page 24A)




                                                                                                               24A
                           ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                            -------------------------------
                                 For the Year Ended December 31, 2004
                                                       -----------------
                                        (Thousands of Dollars)

                                      OUTSIDE SERVICES EMPLOYED
                                      -------------------------

                                   ACCOUNT 923

INSTRUCTIONS:    Provide a breakdown by sub-account of outside services
                 employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included
                 within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       -------------              ------

Engineering Services
ADECCO Services                           Temporary Services                                   NA            204
Alabama Power Company                     Project Support                                      A             146
Alstom Power, Inc.                        Contract Engineering Serv.                           NA            256
B. Moore, Inc.                            Contract Engineering Serv.                           NA            152
BE&K Engineering Co.                      Contract Engineering Serv.                           NA          7,721
BHA Group, Inc.                           Inspection Services                                  NA            332
BSE Industrial Contractors, Inc.          Power Systems Development                            NA            158
Caddell Construction Co., Inc.            Construction Services                                NA            820
CB & A Project Management Serv.           Project Management                                   NA            947
CDI Technical Services                    Contract Engineering Serv.                           NA            102
E. on Engineering                         Contract Engineering Serv.                           NA            117
Energy Design & Control Serv., Inc.       Contract Engineering Serv.                           NA            185
Flue Gas Services, LLC                    Precipitator Technical Services                      NA            230
Global Supply Group, Inc.                 Contract Engineers-Constructors                      NA            184
Hamon Research-Cottrell, Inc.             Contract Engineering Serv.                           NA            179
Indigo Technologies, LLC                  Environmental Serv.                                  NA            574
Kellogg Brown & Root, Inc.                Contract Engineering Serv.                           NA            403
L.G. Byrnes                               Contract Engineering Serv.                           NA            101
NWL Contract Engineering Serv.                                                                 NA            304
Parsons Energy & Chemicals
    Group, Inc.                           Inspection Services                                  NA            167
Ranger Consulting, Inc.                   Drilling Contractor                                  NA            113
Service Electric Company                  Environmental Remediation Serv.                      NA            209
Siemens Westinghouse                      Power Systems Development                            NA            118
Southern Research Institute               Power Systems Development                            NA            882
The E Group                               Project Management                                   NA          1,548
The LRB Group, Inc.                       Inspection Services                                  NA            165
Universal Resources, Inc.                 Contract Engineering Serv.                           NA          4,987


Eighty-Nine Other Items
    Less than $100,000                                                                         NA          1,266
                                                                                                         -------

                                          Subtotal - Engineering Services                                 22,570
                                                                                                         -------

(Continued on Page 24B)




                                                                                                 24B

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                ------------------------------
                      For the Year Ended December 31, 2004
                                         ---------------
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------

                                   ACCOUNT 923


INSTRUCTIONS:   Provide a breakdown by sub-account of outside services employed.
                If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE         AMOUNT
-------------------                       ---------------                       --------------     ------

Other Services
--------------

Accenture, LLP                            Consulting Services                         NA          4,582
Acxiom Corporation                        Information Technology Services             NA            144
ADECCO USA, Inc.                          Temporary Services                          NA            619
ADP Investor Communication Serv.          Investor Relations                          NA            831
Alabama Power Company                     Project Support                             A           9,652
Alden Research Laboratory, Inc.           Research & Development                      NA            159
Alexander Strategy Group, Inc.            Consulting Services                         NA            180
Alpha-Omega Power Technologies            Consulting Services                         NA            100
Analysis Group Economics                  Consulting Services                         NA            510
Ann Randazzo                              Consulting Services                         NA            106
Aspen Systems Corporation                 Information Technology Services             NA            189
Atkearney                                 Software Consulting Services                NA            305
Atmospheric Research & Analysis           Consulting Services                         NA          2,562
Barbour, Griffith & Rogers                Consulting Services                         NA            260
Barton                                    Security Services                           NA            152
Bellomy Research, Inc.                    Consulting Services                         NA            101
Block Box Network Services                Telecommunications Services                 NA            356
Blankenship & Seay
    Consulting Group, Inc.                Consulting Services                         NA            204
Booz-Allen & Hamilton, Inc.               Financial Services                          NA            252
Bowne of Atlanta, Inc.                    Stockholder Services                        NA            230
Caddell Construction Co.                  Construction Services                       NA          1,438
Callahan & Associates, Inc.               Telecommunications Services                 NA            186
Carter & Associates                       Property Management                         NA            240
Cauthen & Associates                      Consulting Services                         NA            160
Charles River Associates, Inc.            Environmental Services                      NA            473
CIT Systems Leasing                       Information Technology Services             NA            185
Clean Air Engineering, Inc.               Environmental Services                      NA            134
CMI Marketing Services                    NA                                          298
Comprehensive Computer
    Consulting, Inc.                      Information Technology Services             NA          5,408


(Continued on page 24C)




                                                                                                               24C
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                        ------------------
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------
                                   ACCOUNT 923


INSTRUCTIONS:  Provide a breakdown by sub-account of outside services employed.
               If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       ----------------           ------

COMSYS                                    Information Technology Services                      NA            158
Corporate Executive Board                 Consulting Services                                  NA            103
Corporate Temps 2000                      Personnel Services                                   NA            108
Creative Financial Group, LTD             Financial Services                                   NA            258
Dell Marketing, LP                        Information Technology Services                      NA            185
Deloitte & Touche LLP                     Consulting Services                                  NA            479
Doozer Software, Inc.                     Software Consulting Services                         NA          1,212
Electric Power Research
    Institute                             Research and Development                             NA          5,022
Enspiria Solutions, Inc.                  Information Technology Services                      NA            189
Equifax Credit Info. Serv.                Credit Information Services                          NA            727
Ernst & Young, LLP                        Consulting Services                                  NA          1,804
Fiberglass Structural Eng., Inc.          Consulting Services                                  NA            165
Forrester Research, Inc.                  Information Technology Services                      NA            222
GATX Technology Services, Inc.            Information Technology Services                      NA            152
GCI Group                                 Public Relations Services                            NA            274
GE Energy Management Serv., Inc.          Information Technology Services                      NA            128
GE Purchase Card Services                 Financial Services                                   NA            116
Georgia Power Company                     Project Support                                      A          11,522
Georgia Tech Research Corporation         Research and Development                             NA            426
Group 1 Software, Inc.                    Software Consulting Services                         NA            456
Gulf Power Company                        Project Support                                      A             842
Hawthorn Group                            Consulting Services                                  NA            480
Hendrick Associates                       Interior Design Services                             NA            105
Hewitt Associates                         Personnel Services                                   NA          5,958
Hire.Com, Inc.                            Personnel Services                                   NA            259
Hurt, Norton & Associates                 Consulting Services                                  NA            102
Indus International, Inc.                 Software Consulting Services                         NA            222
Integrated Economic Solutions             Risk Management Services                             NA            250
Intelligent Technology Systems            Information Technology Services                      NA            324
Invensys Systems, Inc.                    Consulting Services                                  NA            368



(Continued on page 24D)




                                                                                                         24D

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                ------------------------------
                      For the Year Ended December 31, 2004
                                        -----------------
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                            -------------------------

                                   ACCOUNT 923


INSTRUCTIONS:   Provide a breakdown by sub-account of outside services employed.
                If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       ----------------           ------

Jeffcoat & Associates, LP                 Information Technology Services                      NA            324
Jefferson Wells International, Inc.       Consulting Services                                  NA            632
KPMG, LLP                                 Consulting Services                                  NA            281
Lariat                                    Delivery Services                                    NA            164
LEGC, LLC                                 Risk Management Services                             NA            375
Lithographix,Inc.                         Printing Services                                    NA            464
Lone Star Railroad Contractors            Construction Services                                NA            133
Lumigent Technologies,Inc.                Software Consulting Services                         NA            254
Mannings                                  Construction Services                                NA            108
Market Strategies                         Marketing Services                                   NA            405
Matrix Resources, Inc.                    Consulting Services                                  NA            117
McLaren Software, Inc.                    Software Consulting Services                         NA            456
Mercer Human Resources
    Consulting                            Personnel Services                                   NA            133
Merrill Lynch Investment Managers         Financial Services                                   NA            166
Merrill Lynch Trust Company               Financial Services                                   NA          1,712
Merrill Lynch, Pierce, Fenner,
    & Smith, Inc.                         Financial Services                                   NA          1,341
Mesa Solutions, Inc.                      Consulting Services                                  NA            270
Microsoft Corporation                     Information Technology Services                      NA            424
Microsoft Services                        Information Technology Services                      NA            229
Mississippi Power Company                 Project Support                                      A             561
ML Strategies, LLC                        Consulting Services                                  NA            120
MRO Software, Inc.                        Software Consulting Services                         NA            179
New York Stock Exchange, Inc.             Financial Services                                   NA            645
Open Access Technology
    International, Inc.                   Information Technology Services                      NA            303
ORACLE Corporation                        Software Consulting Services                         NA          2,277
Pantellos Group Limited Partnership       Procurement Services                                 NA          2,924
Parson Consulting Company                 Consulting Services                                  NA            589
Paul N. Lesner                            Consulting Services                                  NA            174



(Continued on page 24E)




                                                                                                               24E
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2004
                                         ----------------
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                             ------------------------

                                   ACCOUNT 923


INSTRUCTIONS:    Provide a breakdown by sub-account of outside services
                 employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included
                 within the sub-account need be shown. Provide a subtotal for each type of service.

                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       ----------------           ------

Peoplesoft, Inc.                          Software Consulting Services                         NA            464
Phil Kent Consulting, Inc.                Consulting Services                                  NA            121
Powerplan Consultants                     Software Consulting Services                         NA            136
Pricewaterhouse, Coopers, LLP             Software Consulting Services                         NA            115
RB Management                             Security Servcies                                    NA            107
Red Clay Consulting, Inc.                 Software Consulting Services                         NA            238
Robert T. Cobb                            Consulting Services                                  NA            244
Ronald S. Terry Construction Co.          Construction Services                                NA            254
Russell Reynolds Associates, Inc.         Consulting Services                                  NA            173
SAS Institute, Inc.                       Software Consulting Services                         NA            136
Savannah Electric & Power Co.             Project Support                                      A             142
Scott, Madden & Associates, Inc.          Consulting Services                                  NA          1,256
Securitas Security Services US            Security Services                                    NA            363
Software House International, Inc.        Information Technology Services                      NA          1,080
Southern Research Institute               Consulting Services                                  NA            217
Staging Directions                        Event Services                                       NA            133
Stahl Technology Services                 Information Technology Services                      NA            125
Standard & Poor's Corporation             Financial Services                                   NA            410
Structural Integrity Associates, Inc.     Inspection Services                                  NA            115
Sumtotal Systems, Inc.                    Software Consulting Services                         NA            137
Sungard CSS Software                      Software Consulting Services                         NA            400
Superheat Services, Inc.                  Consulting Services                                  NA            124
Synergis                                  Software Consulting Services                         NA          2,018
Syntellect, Inc.                          Software Consulting Services                         NA            801
System Architechs, Inc.                   Software Consulting Services                         NA            237
Systems Applications International        Consulting Services                                  NA            177
Tech Providers, Inc.                      Personnel Services                                   NA            311
Teksystems                                Information Technology Services                      NA            660
Telewares Communications, LLC             Telecommunications Services                          NA          1,077




(Continued on page 24F)



                                                                                                               24F

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 ------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                            OUTSIDE SERVICES EMPLOYED
                             -------------------------
                                   ACCOUNT 923


INSTRUCTIONS: Provide a breakdown by sub-account of outside services employed. If the aggregate amounts paid to any one payee and included within one sub-account is less than $100,000, only the aggregate number and amount of all such payments included within the sub-account need be shown. Provide a subtotal for each type of service.


                                                                                RELATIONSHIP
                                                                                "A"=ASSOCIATE
                                          DESCRIPTION OF                        "NA"= NON
FROM WHOM PURCHASED                       LARGEST INVOICE                        ASSOCIATE                 AMOUNT
-------------------                       ---------------                       ----------------           ------

The North Highland Company, Inc.          Consulting Services                                  NA          1,837
The Smith-Free Group                      Consulting Services                                  NA            180
The University of Alabama                 Research and Development                             NA            144
Thomson Financial / Carson                Financial Services                                   NA            109
Time and Money Consulting, Inc.           Consulting Services                                  NA            140
TMP Worldwide                             Personnel Services                                   NA            207
TQS Research, Inc.                        Market Research Studies                              NA            122
TRAX Corporation                          Software Consulting Services                         NA            153
Van Scoyoc Associates                     Consulting Services                                  NA            110
Verisign, Inc.                            Software Consulting Services                         NA            103
Veritas Software Global, LLC              Software Consulting Services                         NA            446
Verity, Inc.                              Software Consulting Services                         NA            101
Vital Inspection Professionals            Inspection Services                                  NA            365
Vitria Technology, Inc.                   Software Consulting Services                         NA            193
Windham Brannon, P.C. CPAS                Consulting Services                                  NA          1,120
Witness Systems, Inc.                     Software Consulting Services                         NA            136
Young, Clark & Associates, Inc.           Consulting Services                                  NA            319
Z Solutions                               Consulting Services                                  NA            104

    1,076 Other Items Less Than $100,000                                                       NA         11,577
                                                                                                        ---------

                                          Subtotal - Other Services                                      107,629
                                                                                                        --------

                                                         TOTAL                                           157,239
                                                                                                        ========


                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                         ----------------
                             (Thousands of Dollars)

                         EMPLOYEE PENSIONS AND BENEFITS
                         ------------------------------

                                   ACCOUNT 926

INSTRUCTIONS:    Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                             AMOUNT
-----------                                                            -------

Pensions                                                                 9,201

Early Retirement Benefits                                                1,314

Flexible Credit Benefits - Company Contributions                        17,906

Post Retirement Medical Benefits                                         9,027

Post Retirement Life Benefits                                            3,788

Post Retirement Medical Benefits-Medicare Act Subsidy                     (932)

Minority Scholarship Program                                                30

Educational Assistance Plan                                                339

Employee Savings Plan/ESOP - Company Contribution                        9,761

Employee Health and Physical Examinations                                  39

Other (Employees' Professional Fees, Executive Financial Planning
    and Other Employee Fringe Benefits)                                  3,739
                                                                      --------

    TOTAL                                                               54,212
                                                                      ========



                                                                            26
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                         ------------------
                             (Thousands of Dollars)

                          GENERAL ADVERTISING EXPENSES
                          -----------------------------
                                  ACCOUNT 930.1


INSTRUCTIONS:   Provide a listing of the amount included in Account 930.1,
                "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

In the past, advertising expenses were paid directly by the Southern Company. In
1999, however, the Company began to reflect these expenses on its books. While these costs are billed to the holding company, the change was made to recognize the Service Company's role in managing these expenses and to add efficiency to the operations of the Company. 2004 advertising expenses are as follows:


NAME OF PAYEE                                    DESCRIPTION                      AMOUNT
-------------                                    -----------                      ------

Arena Advertising
    (Alvin Alley Dance Theatre)                  Corporate Branding                   12
Advertising Diversity, Inc.                      Corporate Branding                   35
Billy Andrade                                    Sports Marketing                     40
Bobby Dodd Coach of the Year Foundation          Sports Marketing                    160
Faircount, LLC                                   Sports Marketing                     27
Fitzgerald & Co.                                 Corporate Branding                5,573
Georgia Public Broadcasting                      Corporate Branding                   50
Grey Worldwide Atlanta                           Corporate Branding                  814
Joe Inman, Inc.                                  Sports Marketing                    124
Lattimer Moffitt Communication                   Corporate Branding                  785
National Association of Investors Corp.          Corporate Branding                    7
Ontelcom, Inc.                                   Corporate Branding                  166
Outfitters Association of America                Sports Marketing                    105
PGA Tour, Inc.                                   Sports Marketing                  3,049
Public Broadcasting Atlanta                      Corporate Branding                   20
Scholarship Program Administrator, Inc.          Corporate Branding                   31
Southern Golf Association                        Sports Marketing                     15
Steve M. Scruggs                                 Sports Marketing                      5
Tom Mann, Jr.                                    Sports Marketing                     50
Turner South                                     Corporate Branding                1,540
Unlimited Outdoors                               Sports Marketing                     50
Women in Technology                              Corporate Branding                    5
WP Productions                                   Sports Marketing                     90
    All other Items less than $3,000                                                 (73)
                                                                                --------

                                                 TOTAL                            12,680
                                                                                ========

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                         MISCELLANEOUS GENERAL EXPENSES
                         ------------------------------

                                  ACCOUNT 930.2

INSTRUCTIONS:    Provide a list of the amount included in Account 930.2,
                "Miscellaneous General Expenses", classifying the items
                 according to their nature. Payments and expenses permitted by
                 Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                            AMOUNT
-----------                                                            ------


Employee Training                                                       2,228

Expenses of SCS Employees Located at Operating Co.                      3,068

Meals, Lodging, & Incidentals Related to
  Meetings & Conferences                                                5,087

Dues and Memberships                                                    2,201

Recruiting, Interviewing, & Placement
  of Employees                                                            481

Other General Expenses *                                               (3,235)
                                                                      -------

    TOTAL                                                               9,830
                                                                      =======


* Credit includes expenses transferred to CWIP and funds received for transmission impact and facilities studies.




( ) Denotes red figure.

                                                                           28
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                                      RENTS
                                      -----
                                   ACCOUNT 931


INSTRUCTIONS:   Provide a listing of the amount included in Account  931,
                "Rents",  classifying such expenses by major groupings of
                 property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                        AMOUNT
-----------                                                        ------

Office Rents                                                       25,775

Computer and Other Data Processing Equipment Rental                11,552

IR Equipment - Capital Lease                                        6,076

Software                                                            3,373

All Other (Automobile, Office Furniture & Equipment,
    Miscellaneous Storage, Equipment Rental & Aircraft)             4,535
                                                                  -------


    TOTAL                                                          51,311
                                                                  =======

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                          TAXES OTHER THAN INCOME TAXES
                          -----------------------------

                                   ACCOUNT 408

INSTRUCTIONS:   Provide an analysis of Account 408, "Taxes Other Than Income
                Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof.
                Provide a subtotal for each class of tax.


KIND OF TAX                                                           AMOUNT
-----------                                                           ------

Other Than U.S. Government Taxes

    State Unemployment                                                   499

    City/Business License Tax                                              -

    Property and Other City and State                                    976
                                                                     -------
         Subtotal - Other                                              1,475
                                                                     -------

U.S. Government Taxes

    Federal Insurance Contributions Act                               28,811

    Federal Unemployment                                                 289
                                                                     --------
         Subtotal - U.S. Government                                   29,100
                                                                     -------


    TOTAL                                                             30,575
                                                                     =======

                                                                                         30
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                                    DONATIONS
                                    ---------

                                  ACCOUNT 426.1

INSTRUCTIONS:    Provide a listing of the amount included in Account 426.1,
                 "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                     PURPOSE OF DONATION                      AMOUNT
-----------------                                     -------------------                      ------

55th Presidential Inaugural Committee                 Support of Program                        250
ACCF Center for Policy Research                       Support of Program                         15
Alabama Clean Water Partnership                       Civic & Charitable                          7
Alabama Power Service Organization                    Civic & Charitable                         12
Alexander-Tharpe Fund                                 Civic & Charitable                         16
American Association for Aerosol Research             Civic & Charitable                          4
American Association of Blacks in Energy              Civic & Charitable                          7
American Heart Association                            Civic & Charitable                          6
American Legislative Exchange Council                 Support of Program                         17
Americans for Balanced Energy Choices                 Support of Program                      1,000
Atlanta University Center                             Civic & Charitable                          7
Auburn University Foundation                          Civic & Charitable                         15
Auburn University Foundation                          Educational Matching                       27
Bennett College for Women                             Civic & Charitable                          4
Black Enterprise - MJ Berkeley Foundation             Civic & Charitable                          5
Business Institute for Political Analysis             Support of Program                        250
Camp Sunshine                                         Civic & Charitable                        100
Cancer Research and Prevention                        Civic & Charitable                         10
Friends of CDC (c/o Capitol Associates)               Civic & Charitable                         10
Career Communications Group                           Civic & Charitable                         10
Carnegie Mellon University                            Civic & Charitable                         50
Center for Legislative Energy & Env. Research         Support of Program                          5
CHCI (Congressional Hispanic Caucus Institute)        Support of Program                         25
Chick-Fil-A Peach Bowl                                Civic & Charitable                          7
Children's Hospital Foundation                        Civic & Charitable                         10
Chris Kids, Inc.                                      Civic & Charitable                          5
Congressional Sportsmen's Foundation                  Support of Program                         30
Council for Technology & the Individual               Civic & Charitable                         10
Danny Thompson Memorial Fund                          Civic & Charitable                         10
Democratic Leadership Council                         Support of Program                         15
Edison Electric Institute                             Support of Program                        505
Electricity Reform Accountability Project             Support of Program                         80
Emory University                                      Educational Matching                        7
Families First                                        Civic & Charitable                          5
Florida House                                         Civic & Charitable                         10


                                                                                        30A

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                                    DONATIONS
                                    ---------

                                  ACCOUNT 426.1

INSTRUCTIONS:   Provide a listing of the amount included in Account 426.1,
                "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION             AMOUNT
-----------------                                              -------------------             ------

Ford's Theatre Society                                         Civic & Charitable                  90
Foundation for Student Communication                           Civic & Charitable                   5
Foundation to Eradicate Duchenne, Inc.                         Civic & Charitable                  20
Frontiers of Freedom Institute                                 Civic & Charitable                 100
Georgia Business Forum, Inc.                                   Civic & Charitable                   8
Georgia Institute of Technology                                Civic & Charitable                 201
Georgia Institute of Technology                                Educational Matching                26
Georgia Southern University Foundation                         Educational Matching                 5
Georgia State University                                       Educational Matching                10
Georgia Tech Athletic Association                              Civic & Charitable                  10
Greater Alabama Council - Boy Scouts of America                Civic & Charitable                  11
Gresham Middle School                                          Civic & Charitable                   5
Harvard University                                             Civic & Charitable                 100
Hayes & Associates, LC                                         Support of Program                   5
Hispanic Alliance for Progress                                 Civic & Charitable                   5
Horton's Kids Inc.                                             Civic & Charitable                   5
Junior Achievement of Greater Birmingham, Inc.                 Civic & Charitable                   7
Keep Georgia Beautiful Foundation                              Civic & Charitable                   3
Kennedy Center                                                 Civic & Charitable                  10
KW Productions LLC (National Black College Job Fair)           Civic & Charitable                   3
Lakeshore Foundation                                           Civic & Charitable                  10
Louisiana Alive Inc.                                           Support of Program                  13
March of Dimes                                                 Civic & Charitable                   8
Metro Atlanta Chamber of Commerce                              Civic & Charitable                  10
National Black MBA Association                                 Civic & Charitable                  12
National Coalition of 100 Black Women, Inc.                    Civic & Charitable                   4
National Collegiate Sales Competition                          Civic & Charitable                   5
National Fish & Wildlife Foundation                            Civic & Charitable                  12
National Governors Assn. Center for Best Practices             Civic & Charitable                  12
National Minority Junior Golf Scholarship Association          Support of Program                   8
National Multiple Sclerosis Society                            Civic & Charitable                   5
National Parks Conservation Association                        Civic & Charitable                  10
National Press Foundation                                      Civic & Charitable                   3
Oklahoma State University Foundation                           Civic & Charitable                  10
On the Curve                                                   Civic & Charitable                  23
Open Fairways                                                  Civic & Charitable                   8
PDK Park Restoration Project                                   Civic & Charitable                  25
PGA Tour-Payne Stewart Award                                   Civic & Charitable                 300
Public Broadcasting Atlanta                                    Civic & Charitable                   5
Quality Deer Management Association                            Civic & Charitable                   5




                                                                                                   30B
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                --------------------------------
                      For the Year Ended December 31, 2004
                                         -----------------
                             (Thousands of Dollars)

                                    DONATIONS
                                    ---------
                                  ACCOUNT 426.1

INSTRUCTIONS:    Provide a listing of the amount included in Account 426.1,
                 "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                              PURPOSE OF DONATION             AMOUNT
-----------------                                              -------------------             ------

Radio & Television News Directors Foundation                   Civic & Charitable                  20
Ripon Educational Fund                                         Civic & Charitable                  30
Royal Adelaide Hospital                                        Civic & Charitable                  10
Salvation Army                                                 Civic & Charitable                   5
SEC Capital Kickoff                                            Support of Program                   5
Southeastern Regional Cooperative Educational Conf.            Civic & Charitable                   5
Society of Hispanic Professional Engineers                     Civic & Charitable                   3
Southeastern Junior Golf Tour                                  Civic & Charitable                   5
Southeastern Legal Foundation, Inc.                            Support of Program                  25
Syracuse University                                            Educational Matching                 3
Taste of the South                                             Civic & Charitable                  10
Techbridge, Inc.                                               Civic & Charitable                  15
Tennessee State University                                     Civic & Charitable                  10
Texas State Society                                            Support of Program                  50
The Annapolis Center                                           Civic & Charitable                 150
The Bayou Jesters                                              Support of Program                   5
The Congressional Institute, Inc.                              Support of Program                  25
The Georgia Aquarium                                           Civic & Charitable               1,500
The Manufacturing Institute                                    Civic & Charitable                  21
The Progress & Freedom Foundation                              Civic & Charitable                  25
The University of Alabama                                      Civic & Charitable                  19
The University of Alabama                                      Educational Matching                17
The University of Alabama at Birmingham                        Civic & Charitable                  21
The University of Georgia                                      Civic & Charitable                   3
The University of Georgia                                      Educational Matching                 3
U.S. Capitol Historical Society                                Civic & Charitable                  10
UAB School of Engineering                                      Civic & Charitable                   5
United Way of Central Alabama                                  Civic & Charitable                 150
United Way of Metropolitan Atlanta                             Civic & Charitable                  12
University of North Alabama                                    Educational Matching                 5
Utility Business Education Coalition                           Civic & Charitable                  25
Washington National Opera                                      Civic & Charitable                  25
Waterfall Committee                                            Civic & Charitable                  35
Wesleyan College                                               Educational Matching                 3
Wolf Trap                                                      Civic & Charitable                  10
World of Hope                                                  Civic & Charitable                  25
Wyoming Congressional Award Council                            Civic & Charitable                   5
YWCA of Central Alabama                                        Civic & Charitable                   6


116 Other Items (Less than $3,000)                             Civic & Charitable                 102

 73 Other Items (Less than $3,000)                             Employee Matching Gift              34

 2  Other Items (Less than $3,000)                             Support of Program                   2
                                                                                              --------


    TOTAL                                                                                        6,102
                                                                                              ========

                                                                        31
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                --------------------------------
                      For the Year Ended December 31, 2004
                                        ------------------
                             (Thousands of Dollars)

                                OTHER DEDUCTIONS
                                ----------------

                                  ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                         NAME OF PAYEE                       AMOUNT
-----------                         -------------                       ------



NOT APPLICABLE

                                                                          32
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------

                      For the Year Ended December 31, 2004
                                        ------------------
                             (Thousands of Dollars)

                                 SCHEDULE XVIII
                                 --------------

                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:   The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on Page 17

                                                                                                                        33

                                           ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                           -----------------------------------------------
                                                          ORGANIZATION CHART
                                                          -------------------
----------------------------------------------------------------------------------------------------------------------------------
                                     Chairman, President and Chief Executive Officer
                                                    Southern Company
                                                        |
                                                        |
                                                        |
                                                        |
--------------------------------------------------------------------|-----------|------------|---------------|---------------------
President   |Exec. VP - | Exec. VP -  | VP - Internal | Exec. VP, & |Exec. VP & |President & |VP - Diversity | Sr. VP & Chief
Southern Co.|Chief      | External    | Auditing      | SoCo CFO    |General    |CEO SoCo Gas| & Chief       |Transmission
Gen.        |Marketing  | Affairs     |               | & Treasurer |Counsel    |            |Diversity      |  Officer
            |Officer    |             |               |             |           |            |Officer        |
            |           |             |               |             |           |            |               |
--------------------------------------|---------------|-------------|-----------|------------|---------------|---------------------
VP -SCS     | VP -      |    VP -     |               |Sr. VP -     | VP & Sr.  |            |               | Sr. VP -
 & So.      |Marketing  |Corporaten   |               |Comptroller  | Counsel   |            |               | Trans.
Power CFO   |Services   |Communication|               |& SCS CFO    | VP &      |            |               | Plannin|g &
            |           |             |               |             | General   |            |               | Operations
            |           |             |               |             | Assoc.    |            |               |
            |           |             |               |             | Counsel   |            |               |
            |           |             |               |             |(3         |            |               |
            |           |             |               |             | Positions)|            |               |
------------|-----------|-------------|---------------|-------------|-----------|------------|-------------------------------------
Exec. VP    |           |   VP -      |               |Sr. VP -     |VP-Sec.&   |            |               |  VP -
Engineering |           |Governmental |               |Finance &    |Corporate  |            |               |  Transmission
            |           | Affairs     |               |Treasurer    |Assoc.     |            |               |
VP Technical|           |             |               |             |Gen.       |            |               |
   Services |           |             |               |             |Counsel    |            |               |
            |           |             |               |VP -         |           |            |               |
VP -        |           |             |               |Financial &  |           |            |               |
Construction|           |             |               |Planning     |           |            |               |
            |           |             |               |Risk Mtgt.   |           |            |               |
            |           |             |               |             |           |            |               |
------------|-----------|-------------|---------------|-------------------------|------------|---------------|---------------------
Sr. VP       |          |  VP         |               |Exec. VP     |Sr. VP -   |            |               |
Research &   |          |  Supply     |               |& CFO        |Human      |            |               |
Enviromenta l|          |  Chain                      |Transmission |Resources  |            |               |
Policy       |          |  Management |               |             |           |            |               |
                        |             |               |             | VP        |            |               |
Sr. VP -     |          |             |               |VP &         |Compensatio|n           |               |
Environmental|          |             |               |General      |& Benefits |            |               |
 Affairs     |          |             |               |Manager SCES |           |            |               |
             |          |             |               |             |           |            |               |
             |          |             |               |             |VP -       |            |               |
             |          |             |               |             |Employee   |            |               |
             |          |             |               |             |Relations  |            |               |
             |          |             |               |             |& Associate|            |               |
             |          |             |               |             |General    |            |               |
             |          |             |               |             |Counsel    |            |               |
------------ | -------- | ------------| ------------- | ----------- | ----------|---------- -|---------------|---------------------
Executive VP |          |             |               |             | Sr.VP -   |            |               |
- Competitive|          |             |               |             | Informatio|n           |               |
Gen.         |          |             |               |             | Technology|            |               |
             |          |             |               |             |           |            |               |
Sr. VP - So  |          |             |               |             | VP -      |            |               |
Power Sr.    |          |             |               |             | Computing |            |               |
Prod. Officer|          |             |               |             | & Network |            |               |
                        |             |               |             | Services  |            |               |
VP - Business|          |             |               |             |           |            |               |
Dev.         |          |             |               |             |           |            |               |
-------------|--------  | ----------- | ------------- | ----------- | ----------|------------|---------------|---------------------
Sr. VP       |          |             |               |             |           |            |               |
Operations & |          |             |               |             |           |            |               |
Gen. Serv.   |          |             |               |             |           |            |               |
             |          |             |               |             |           |            |               |
VP - Fleet   |          |             |               |             |           |            |               |
Oper. &      |          |             |               |             |           |            |               |
Trading      |          |             |               |             |           |            |               |
             |          |             |               |             |           |            |               |
VP - Fuel    |          |             |               |             |           |            |               |
Services     |          |             |               |             |           |            |               |
------------------------|-------------|---------------|-------------|-----------|---------- -|---------------|---------------------
Exec. VP &   |          |             |               |             |           |            |               |
Chief        |          |             |               |             |           |            |               |
Prod.        |          |             |               |             |           |            |               |
Officer      |          |             |               |             |           |            |               |
             |          |             |               |             |           |            |               |
VP - Senior  |          |             |               |             |           |            |               |
Prod.        |          |             |               |             |           |            |               |
Officers     |          |             |               |             |           |            |               |
(2 Positions)|          |             |               |             |           |            |               |
             |          |             |               |             |           |            |               |
Sr. VP -     |          |             |               |             |           |            |               |
Generation   |          |             |               |             |           |            |               |
-------------|--------- |-------------|---------------|-------------| ----------|------------|---------------|---------------------
Sr. VP &     |          |             |               |             |           |            |               |
Gemeral      |          |             |               |             |           |            |               |
Counsel      |          |             |               |             |           |            |               |
-----------------------------------------------------------------------------------------------------------------------------------

                                                                        34
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                -------------------------------
                      For the Year Ended December 31, 2004
                                        ------------------
                              METHODS OF ALLOCATION
                              ---------------------


The Company uses statistics based on a single year with a one-year lag; therefore, 2004 allocations were based on 2002 statistics. Each participating company receives a pro rata share based upon its statistics defined by the following methods. Multiple versions of the bases are available to reflect the exclusion of specific companies if they do not participate in or benefit from particular projects or services. In the discussion below, Client Operating Companies refer to Southern system companies that generate power, and Client Companies include all affiliates:

     1. Load Basis
        ----------

            Annual operating area territorial load (defined as kilowatt-hours of total energy generated plus energy received minus energy delivered) plus other firm wholesale commitments of each Client Operating Company other than Southern Electric Generating Company (SEGCO).

     2.     Customer Basis
            --------------

            Number of year-end customers of each Client Operating Company (other than SEGCO and Southern Power) and Southern Company Gas.

     3.     Employee Basis
            --------------

            Number of year-end employees of each Client Company. Employee groups not benefiting from certain services are not included in every allocation.

     4.     Financial Basis
            ---------------

            Average of the percentages of net fixed assets, operating expenses, and operating revenues of each Client Company.

     5.     Fossil Fuel Generation Basis (no longer used after August 2004)
            ----------------------------------------------------------------

            Generation (kilowatt-hours) from fossil fuel sources of each Client Operating Company. Generation from plants operated by the Southern system but jointly owned by external parties is included. Generation jointly owned by Southern Company affiliates is assigned on an ownership basis.

            To equitably allocate a portion of general fuel-related costs to Southern Company Gas, the generation allocation was modified to recognize its share of total Southern system gas consumption.

     6.     Coal Generation Basis
            ----------------------

            Generation (kilowatt-hours) from coal fuel sources of each Client Operating Company. Generation from plants operated by the Southern system but jointly owned by external parties is included. Generation jointly owned by Southern Company affiliates is assigned on an ownership basis.

     7.     Gas Burned Basis
            -----------------

            Volume of gas consumed (BTUs) by each Client Operating Company and Southern Company Gas.

                                                                         34A
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                        -------------------
                              METHODS OF ALLOCATION
                              ---------------------


     8.     Fossil and Hydro Capacity Basis
            --------------------------------

            Fossil and hydro nameplate generating capacity (kilowatts) for each Client Operating company. Capacity operated by the Southern system but jointly owned by external parties is included. Capacity jointly owned by Southern Company affiliates is assigned on an ownership basis.

     9.     Fossil Capacity Basis
            ---------------------

            Fossil nameplate generating capacity (kilowatts) for each Client Operating company. Capacity operated by the Southern system but jointly owned by external parties is included. Capacity jointly owned by Southern Company affiliates is assigned on an ownership basis.

    10.     Coal Capacity Basis
            -------------------

            Coal nameplate generating capacity (kilowatts) for each Client Operating company. Capacity operated by the Southern system but jointly owned by external parties is included. Capacity jointly owned by Southern Company affiliates is assigned on an ownership basis.

    11.     Insurance Premium Basis
            -----------------------

            Insurance premiums of each Client Company.

    12.     Salary Basis
            ------------
            Service Company labor billed to each Client Company.

             In addition, overhead charges are allocated to the applicable companies based on standard rates applied to actual labor charges in the current period.

    13.     Information Technology Division Salary Basis
            --------------------------------------------

            Service Company Information Technology labor billed to each Client Company.

    14.     Capitalization Basis
            --------------------

            Book capitalization (defined as long-term debt, preferred stock, cumulative preferred stock and common shareholder equity) of each Client Company.

    15.     Market-Based Equity Basis
            -------------------------

            Book equity adjusted to estimated fair market value of each Client Company.

    16.     Personal Computers Basis
            ------------------------

            Number of personal computers of each Client Company. Organizations not benefiting from certain types of computers are not included in every allocation.

    17.     System Aircraft Availability Basis
            -----------------------------------

            Number of executives authorized to call out flights at each Client Company. Utilization of system aircraft is billed based on a comparable undiscounted commercial fare for the itinerary flown. An "availability fee," which represents the remaining costs of system aircraft operations, is allocated to the Client Companies.

                                                                         35
                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                         ------------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
           ----------------------------------------------------------

The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 2004:

Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, the Company is required to submit an annual statement to its associate client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. The Company does not bill its associate client companies for compensation of equity capital.

In 2004, the Company initiated short-term borrowings exclusively from Southern Company; other outside banking institutions were not used. The interest rates on these borrowings ranged from 4.33% to 5.29%. Interest in the amount of $53,671 was accrued on Southern Company borrowings and was billed to the client companies.

As of December 31, 2004, the Company reflected long-term debt outstanding from various institutions in the amount of $40,000,000. The interest rate on these borrowings was 7.625%. Interest of $3,031,050 was accrued and billed to the client companies. Other long-term debt related to capitalized leases in the amount of $22,293,956 was outstanding. The interest rates on these capitalized leases ranged from 4.33% to 8.00%. Interest of $1,021,922 was accrued and billed to the client companies.

In 2003, the Company entered into a derivative to hedge exposure to interest rate changes. The derivative is accounted for as a fair value hedge. The Company receives the fixed rate of 7.625% and pays six-month LIBOR plus 2.92%. As a result, interest of $916,593 was credited against the client companies' expenses during 2004.

In addition, during 2004, the Company incurred other interest of $384,343 related to the Transmission Access deposits and $414,404 related to various federal and state taxation and $32,315 related to Miscellaneous Expenses.

All interest was billed to each company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts. The interest on total service company indebtedness was billed to the associate and non-associate companies as follows:

         The Southern Company                                  $  206,283
         Alabama Power Company                                  1,080,473
         Georgia Power Company                                  1,382,458
         Gulf Power Company                                       265,796
         Mississippi Power Company                                224,780
         Savannah Electric & Power Company                         81,226
         Southern Electric Generating Company                      16,889
         Southern Nuclear Operating Company, Inc.                 187,384
         Southern Company Energy Solutions, LLC                    10,857
         Southern Company Holdings, Inc.                            7,640
         Southern Management Development                            5,630
         Southern Communications Services, Inc.                    31,767
         Southern Electric Railroad Company                         1,608
         Southern Power Company                                   300,779
         Southern Telecom Inc.                                      7,640
         Southern Company Gas, LLC                                 96,105
         Southern Company Rail Services                             6,032
         SE Finance Capital Corporation II                          8,444
         Alabama Synfuel Energy                                       804
         Energy Related Activities                                    402
         Non-associate Companies                                   98,115
                                                               ----------

                                                               $4,021,112
                                                               ==========

                ANNUAL REPORT OF SOUTHERN COMPANY SERVICES, INC.
                                 -------------------------------
                      For the Year Ended December 31, 2004
                                         ------------------










                                SIGNATURE CLAUSE

       Pursuant to the requirements of the Public Utility Holding Company
   Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                         Southern Company Services, Inc.
                        ---------------------------------
                           (Name of Reporting Company)


                        By:/s/ W. Dean Hudson
                          (Signature of Signing Officer)


               W. Dean Hudson, Senior Vice President, Comptroller
                           and Chief Financial Officer
                --------------------------------------------------
                   (Printed Name and Title of Signing Officer)


                           Date:        April 28, 2005